Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

AMONG

COMMSCOPE, INC.,

CEDAR I HOLDING COMPANY, INC.

AND

CEDAR I MERGER SUB, INC.

DATED AS OF OCTOBER 26, 2010

TABLE OF CONTENTS

ARTICLE I The Merger; Closing; Effective Time		1
1.1.	The Merger	1
1.2.	Closing	1
1.3.	Effective Time	1

ARTICLE II Certificate of Incorporation and Bylaws of the Surviving Corporation		2
2.1.	The Certificate of Incorporation	2
2.2.	The Bylaws	2

ARTICLE III Officers and Directors of the Surviving Corporation		2
3.1.	Directors	2
3.2.	Officers	2
3.3.	Subsequent Actions	2

ARTICLE IV Effect of the Merger on Capital Stock; Exchange of Certificates		2
4.1.	Effect on Capital Stock	2
4.2.	Exchange of Certificates	3
4.3.	Treatment of Outstanding Options, Performance Share Units and Restricted Stock Units Under Stock Plans	5
4.4.	Adjustments to Prevent Dilution	6
4.5.	No Liability	6

ARTICLE V Representations and Warranties		7
5.1.	Representations and Warranties of the Company	7
5.2.	Representations and Warranties of Parent and Merger Sub	22

ARTICLE VI Covenants		25
6.1.	Interim Operations	25
6.2.	Acquisition Proposals; Go-Shop Period	28
6.3.	Proxy Filings; Information Supplied	31
6.4.	Stockholders Meeting	32
6.5.	Filings; Other Actions; Notification	32
6.6.	Access and Reports	34
6.7.	Stock Exchange De-listing	35
6.8.	Publicity	35
6.9.	Employee Benefits	35
6.10.	Expenses	36
6.11.	Indemnification; Directors’ and Officers’ Insurance	36
6.12.	Takeover Statutes	37
6.13.	Parent Vote	37
6.14.	Financing	37
6.15.	No Parent Distributions	41
6.16.	Resignations	41
6.17.	Stockholder Litigation	41
6.18.	Existing Indebtedness	41
6.19.	Rule 16b-3	42
6.20.	Cash and Marketable Securities	42

ARTICLE VII Conditions		42
7.1.	Conditions to Each Party’s Obligation to Effect the Merger	42
7.2.	Conditions to Obligations of Parent and Merger Sub	43

7.3.	Conditions to Obligation of the Company	43
7.4.	Frustration of Closing Conditions	44

ARTICLE VIII Termination		44
8.1.	Termination by Mutual Consent	44
8.2.	Termination by Either Parent or the Company	44
8.3.	Termination by the Company	44
8.4.	Termination by Parent	45
8.5.	Effect of Termination and Abandonment	45

ARTICLE IX Miscellaneous and General		48
9.1.	Survival	48
9.2.	Modification or Amendment	48
9.3.	Waiver of Conditions	48
9.4.	Counterparts	48
9.5.	Governing Law and Venue; Waiver of Jury Trial; Specific Performance	49
9.6.	Notices	50
9.7.	Entire Agreement	51
9.8.	No Third Party Beneficiaries	51
9.9.	Obligations of Parent and of the Company	52
9.10.	Transfer Taxes	52
9.11.	Definitions	52
9.12.	Severability	52
9.13.	Interpretation; Construction	52
9.14.	Assignment	52

ANNEX A DEFINED TERMS		Annex-1

EXHIBIT A RESTATED CERTIFICATE OF INCORPORATION OF COMMSCOPE, INC.		A-1

EXHIBIT B RESTATED BYLAWS OF COMMSCOPE, INC.		B-1

EXHIBIT C FORM OF SECTION 4.10 NOTICE		C-1

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (hereinafter called this “Agreement”), dated as of October 26, 2010, among CommScope, Inc., a Delaware corporation (the “Company”), Cedar I Holding Company, Inc., a Delaware corporation (“Parent”), and Cedar I Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub,” with the Company and Merger Sub sometimes being hereinafter collectively referred to as the “Constituent Corporations”).

RECITALS

WHEREAS, the respective boards of directors of each of Parent, Merger Sub and the Company have approved the merger of Merger Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions set forth in this Agreement and have approved and declared advisable this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of the Company to enter into this Agreement, Carlyle Partners V, L.P. (the “Guarantor”) is entering into a guaranty with the Company (the “Guaranty”) pursuant to which the Guarantor is guaranteeing certain obligations of Parent and Merger Sub in connection with this Agreement as specified therein; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises, the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

The Merger; Closing; Effective Time

1.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company in accordance with the provisions of the Delaware General Corporation Law (the “DGCL”) and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”), and the separate corporate existence of the Company, with all its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger, except as set forth in Article II. The Merger shall have the effects specified in the DGCL.

1.2. Closing. Unless otherwise mutually agreed in writing between the Company and Parent, the closing for the Merger (the “Closing”) shall take place at the offices of Alston & Bird LLP, Bank of America Plaza, Suite 4000, 101 South Tryon Street, Charlotte, North Carolina, 28280, at 9:00 a.m. (Eastern Time) on the later of (x) the second (2nd) business day following the satisfaction or waiver in accordance with this Agreement of all of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) and (y) the first (1st) business day following the final day of the Marketing Period or such earlier date as may be specified by Parent on no less than two (2) business days’ prior notice to the Company. The date on which the Closing actually occurs is referred to as the “Closing Date.” For purposes of this Agreement, the term “business day” shall mean any day ending at 11:59 p.m. (Eastern Time) other than a Saturday or Sunday or a day on which banks are required or authorized to close in the City of New York.

1.3. Effective Time. On the Closing Date, the Company and Parent will cause a certificate of merger (the “Delaware Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL. The Merger shall become effective at the time when the Delaware Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by the parties in writing and specified in the Delaware Certificate of Merger (the “Effective Time”).

ARTICLE II

Certificate of Incorporation and Bylaws of the Surviving Corporation

2.1. The Certificate of Incorporation. The certificate of incorporation of the Company shall be amended as a result of the Merger so as to read in its entirety as set forth in Exhibit A hereto and, as so amended, shall be the certificate of incorporation of the Surviving Corporation (the “Charter”), until duly amended as provided therein or by applicable Law (subject to Section 6.11(e)).

2.2. The Bylaws. The bylaws of the Company shall be amended as a result of the Merger so as to read in their entirety as set forth in Exhibit B hereto and, as so amended, shall be the bylaws of the Surviving Corporation (the “Bylaws”), until duly amended as provided therein or by applicable Law (subject to Section 6.11(e)).

ARTICLE III

Officers and Directors of the Surviving Corporation

3.1. Directors. The parties hereto shall take, or cause to be taken, all actions necessary so that the board of directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.

3.2. Officers. The officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.

3.3 Subsequent Actions. If, at any time after the Effective Time, the Surviving Corporation shall determine, in its sole discretion, or shall be advised, that any deeds, bills of sale, instruments of conveyance, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, instruments of conveyance, assignments and assurances and to take and do, in the name and on behalf of each of such corporation or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title or interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

ARTICLE IV

Effect of the Merger on Capital Stock; Exchange of Certificates

4.1. Effect on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of the holder of any capital stock of the Company or the sole stockholder of Merger Sub:

(a) Merger Consideration. Each share of the common stock, par value $0.01 per share, of the Company (a “Common Share” or, collectively, the “Common Shares”) issued and outstanding immediately prior to the Effective Time (other than (i) issued and outstanding Common Shares owned by Parent, Merger Sub or any other direct or indirect wholly owned Subsidiary of Parent and Common Shares owned by the Company or any direct or indirect wholly owned Subsidiary of the Company, and in each case not held on behalf of third parties, and (ii) Common Shares that are owned by stockholders (“Dissenting Stockholders”) who have perfected and not withdrawn a demand for, or lost their right to, appraisal pursuant to Section 262 of the DGCL with respect to such Common Shares (the “Dissenting Shares,” and together with the Common Shares referred to in the immediately preceding clause (i), the “Excluded Shares”)) shall be converted into the right to receive $31.50 per Common Share in cash (the “Per Share Merger Consideration”), without interest. At the Effective Time, all of the Common Shares shall cease to be outstanding, shall be cancelled and shall cease to exist, and each certificate (a “Certificate”) formerly representing any of the Common Shares (other than Excluded Shares) shall thereafter represent only the right to receive the Per Share Merger Consideration for each such Common Share, without interest, in accordance with this Section 4.1 and Section 4.2 hereof.

(b) Cancellation of Excluded Shares. Each Excluded Share, by virtue of the Merger and without any action on the part of the holder thereof, shall cease to be outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist, subject to the right of the Record Holder of any Dissenting Shares to receive the payment for such Dissenting Shares pursuant to Section 4.2(g). As used in this Article IV, the term “Record Holder” means, with respect to any Common Shares, a Person who was, immediately prior to the Effective Time, the holder of record of such Common Shares.

(c) Merger Sub. At the Effective Time, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation.

4.2. Exchange of Certificates.

(a) Paying Agent. Prior to the mailing of the Proxy Statement, Parent shall appoint a paying agent (the “Paying Agent”), which shall be reasonably acceptable to the Company, for the payment of the Per Share Merger Consideration. Immediately prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Paying Agent for the benefit of the Record Holders of Common Shares (other than Excluded Shares), a cash amount in immediately available funds necessary for the Paying Agent to make payments under Section 4.1(a) (such cash amount being hereinafter referred to as the “Exchange Fund”). If a Dissenting Stockholder effectively withdraws its demand for, or loses its rights to, appraisal pursuant to Section 262 of the DGCL with respect to any Dissenting Shares, (i) such Common Shares shall cease to be Excluded Shares and (ii) Parent shall make available or cause to be made available to the Paying Agent additional funds in an amount equal to the product of (x) the number of Dissenting Shares for which the Dissenting Stockholder has withdrawn its demand for, or lost its rights to, appraisal pursuant to Section 262 of the DGCL and (y) the Per Share Merger Consideration. The Paying Agent shall invest the Exchange Fund as directed by Parent; provided that such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of investment. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the aggregate amounts payable under Section 4.1(a) shall be returned to the Surviving Corporation in accordance with Section 4.2(e). To the extent that there are any losses with respect to any such investments, or the Exchange Fund diminishes for any reason below the level required for the Paying Agent to make prompt cash payment under Section 4.1(a), Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make such payments under Section 4.1(a).

(b) Exchange Procedures. Promptly (and in any event within two (2) business days) after the Closing Date, the Surviving Corporation shall cause the Paying Agent to mail to each Record Holder of certificated Common Shares (other than with respect to Excluded Shares) (i) a letter of transmittal specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof as provided in Section 4.2(f)) to the Paying Agent, such letter of transmittal to be in customary form and to have such other provisions as Parent and the Company may reasonably agree, and (ii) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof as provided in Section 4.2(f)) in exchange for the amount to which such Record Holder is entitled as a result of the Merger pursuant to Section 4.1(a). If any Excluded Shares held in certificated form cease to be Excluded Shares pursuant to Section 4.2(a), the Surviving Corporation shall cause the Paying Agent promptly (and in any event within two (2) business days) after the date on which such Excluded Shares cease to be Excluded Shares to mail to the Record Holder of such Common Shares the letter of transmittal and instructions referred to in the immediately preceding sentence, with respect to such Common Shares. Upon delivery of such letter of transmittal by any Record Holder of Common Shares (other than Excluded Shares), duly completed and duly executed in accordance with its instructions, and the surrender to the Paying Agent of a Certificate that immediately prior to the Effective Time represented such Common Shares (or affidavit of loss in lieu thereof as provided in Section 4.2(f)), the holder of such Certificate shall be entitled to receive in exchange therefor a cash amount by check or wire transfer of immediately available funds to an account designated by such holder (less any required Tax withholdings as provided in Section 4.2(h)) equal to the product of (x) the number of Common Shares represented by such Certificate (or affidavit of loss in lieu thereof as provided in Section 4.2(f)) and (y) the Per Share Merger Consideration, and the Certificate so surrendered shall forthwith be cancelled. Promptly (and in any event within two (2) business days) after the Closing Date, the Surviving Corporation shall cause the Paying Agent to issue and deliver to each holder of uncertificated Common Shares represented by book-entry (“Book-Entry Common Shares”), other than with respect to Excluded Shares, a cash amount by check or wire transfer of immediately available funds to an account designated by such holder (less any required Tax withholdings as provided in Section 4.2(h)) equal to the product of (x) the number of Book-Entry Common Shares held by such holder and (y) the Per Share Merger Consideration, without such holder being required to deliver a Certificate or an executed letter of transmittal to the Paying Agent and such Book-Entry Common Shares shall then be canceled. If any Excluded Shares that are Book-Entry Common Shares cease to be Excluded Shares pursuant to Section 4.2(a), the Surviving Corporation shall cause the Paying Agent promptly (and in any event within two (2) business days) after the date on which such Excluded Shares cease to be Excluded Shares to issue and deliver to the holder of such Book-Entry Common Shares a cash amount with respect to such Book-Entry Common Shares, as set forth in the preceding sentence. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates. In the event of a transfer of ownership of Common Shares that is not registered in the transfer records of the Company, a check for any cash to be delivered upon compliance with the procedures described above may be issued to the transferee if the applicable letter of transmittal is accompanied by all documents reasonably required by the Surviving Corporation to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid or are not applicable.

(c) Special Payment Procedures for DTC. Prior to the Effective Time, Parent and the Company shall cooperate to establish procedures with the Paying Agent and the Depository Trust Company (“DTC”) to ensure that (i) if the Closing occurs at or prior to 11:30 a.m. (Eastern time) on the Closing Date, the Paying Agent will transmit to DTC or its nominee on the Closing Date an amount in cash in immediately available funds equal to the product of (x) number of Common Shares held of record by DTC or such nominee immediately prior to the Effective Time and (y) the Per Share Merger Consideration (such amount, the “DTC Payment”), and (ii) if the Closing occurs after 11:30 a.m. (Eastern time) on the Closing Date, the Paying Agent will transmit to DTC or its nominee on the first (1st) business day after the Closing Date an amount in cash in immediately available funds equal to the DTC Payment.

(d) Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Common Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate or Book-Entry Common Share is presented to the Surviving Corporation, Parent or the Paying Agent for transfer, it shall be cancelled and, subject to compliance with the procedures set forth in Section 4.2(b), exchanged for the cash amount to which the Record Holder thereof is entitled pursuant to this Article IV (less any required Tax withholdings as provided in Section 4.2(h)) to be paid by check or wire transfer of immediately available funds to an account designated by such holder.

(e) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains unclaimed by the Record Holders of the Common Shares for one hundred eighty (180) days after the Effective Time shall be delivered to the Surviving Corporation. Any Record Holder of Common Shares (other than Excluded Shares) who has not theretofore complied with this Article IV shall thereafter look only to the Surviving Corporation for payment of the amount to which such Record Holder is entitled as a result of the Merger pursuant to Section 4.1(a) (less any required Tax withholdings as provided in Section 4.2(h)), without any interest thereon, upon (i) due surrender of its Certificates (or affidavits of loss in lieu thereof as provided in Section 4.2(f)) or Book-Entry Common Shares and (ii) if requested by the Surviving Corporation, delivery of a letter of transmittal in customary form that is provided promptly to such Record Holder by the Surviving Corporation, in each case, to the Surviving Corporation.

(f) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount and upon such terms as may be required by Parent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent will issue a check in the amount (less any required Tax withholdings as provided in Section 4.2(h)) equal to the product of (i) the number of Common Shares represented by such lost, stolen or destroyed Certificate and (ii) the Per Share Merger Consideration. For the purposes of this Agreement, the term “Person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

(g) Dissenting Shares. No Person who has perfected a demand for appraisal rights pursuant to Section 262 of the DGCL with respect to any Dissenting Shares shall be entitled to receive the Per Share Merger Consideration with respect to such Dissenting Shares unless and until such Person shall have effectively withdrawn its demand for, or lost its right to, appraisal under the DGCL with respect to such Dissenting Shares. Unless and until a Dissenting Stockholder shall have effectively withdrawn its demand for, or lost its right to, appraisal under the DGCL with respect to Dissenting Shares, each Dissenting Stockholder shall be entitled to receive only the payment provided by Section 262 of the DGCL with respect to such Dissenting Shares. The Company shall give Parent prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Laws that are received by the Company relating to stockholders’ rights of appraisal. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

(h) Withholding Rights. Each of Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable in respect of the Common Shares cancelled in the Merger such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any other applicable state, local or foreign Tax Law. To the extent that amounts are so withheld by the Surviving Corporation, Parent or the Paying Agent, as the case may be, such withheld amounts (i) shall be remitted by the Surviving Corporation, Parent or the Paying Agent, as applicable, to the applicable Governmental Entity, and (ii) shall be treated for all purposes of this Agreement as having been paid to the Record Holder of Common Shares in respect of which such deduction and withholding was made by the Surviving Corporation, Parent or the Paying Agent, as the case may be.

4.3. Treatment of Outstanding Options, Performance Share Units and Restricted Stock Units Under Stock Plans.

(a) Options. At the Effective Time and except as agreed between Parent and any holder thereof, each outstanding and unexercised option to purchase Common Shares (a “Company Option”) issued by the Company under the Stock Plans or otherwise, whether vested or unvested, shall be accelerated and cancelled and shall only entitle the holder thereof to receive, as soon as reasonably practicable after the Effective Time (but in any event no later than three (3) business days after the Effective Time), an amount in cash equal to the product of (i) the total number of Common Shares subject to such Company Option immediately prior to the Effective Time and (ii) the excess, if any, of the Per Share Merger Consideration over the exercise price per Common Share under such Company Option, less applicable Taxes required to be withheld with respect to such payment.

(b) Performance Share Units. At the Effective Time and except as agreed between Parent and any holder thereof, each outstanding performance share unit, performance award and other similar equity award (a “Company PSU”) issued by the Company under the Stock Plans or otherwise, whether vested or unvested, shall be accelerated and cancelled as provided in this Section 4.3(b) and shall only entitle the holder thereof to receive, as soon as reasonably practicable after the Effective Time (but in any event no later than three (3) business days after the Effective Time), an amount in cash equal to the product of (i) the total number of Common Shares subject to such Company PSU that vest and become payable in connection with a change in control, as determined in accordance with the terms of the applicable award agreement for the Company PSU and (ii) the Per Share Merger Consideration, less applicable Taxes required to be withheld with respect to such payment.

(c) Restricted Stock Units. At the Effective Time and except as agreed between Parent and any holder thereof, each outstanding restricted stock unit, stock award and other similar equity award (a “Company RSU”) issued by the Company under the Stock Plans or otherwise, whether vested or unvested, shall be accelerated and cancelled and shall only entitle the holder thereof to receive, as soon as reasonably practicable after the Effective Time (but in any event no later than three (3) business days after the Effective Time), an amount in cash, for each Company RSU, equal to the Per Share Merger Consideration, less applicable Taxes required to be withheld with respect to such payment.

(d) Payment of Equity Incentive Amounts. Parent will take all actions necessary so that, at or after the Effective Time, the Surviving Corporation shall pay or cause to be paid to each holder of Company Options, Company PSUs and Company RSUs granted under any Stock Plan the awards to which such holder is entitled as determined in accordance with paragraphs (a), (b) or (c) of this Section 4.3 through the Surviving Corporation’s or applicable Subsidiary’s payroll, unless alternative arrangements are specified by such holder, to the extent permitted thereby. In the event that the Surviving Corporation has insufficient cash to make such payment to each holder of Company Options and Company PSUs and Company RSUs, Parent shall pay such amounts or provide to the Surviving Corporation sufficient cash to pay such amounts.

(e) Corporate Actions. At or prior to the Effective Time, the Company, the Board of Directors of the Company and the Compensation Committee of the Board of Directors of the Company, as applicable, shall adopt resolutions and will take such other appropriate actions to implement the provisions of Sections 4.3(a), 4.3(b) and 4.3(c) and to terminate the Stock Plans at the Effective Time.

4.4. Adjustments to Prevent Dilution. In the event that the Company changes the number of Common Shares or securities convertible or exchangeable into or exercisable for Common Shares issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, the Per Share Merger Consideration shall be equitably adjusted to reflect such change and as so adjusted shall, from and after the date of such event, be the Per Share Merger Consideration.

4.5 No Liability. To the fullest extent permitted by applicable Law, none of Merger Sub, the Company, the Surviving Corporation or the Paying Agent will be liable to any stockholders of the Company or other Person in respect of any cash properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Laws. Any portion of the Exchange Fund remaining unclaimed by stockholders of the Company as of a date that is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity will, to the extent permitted by applicable Law, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

ARTICLE V

Representations and Warranties

5.1. Representations and Warranties of the Company. Except as set forth in (i) the Company Reports filed with the Securities and Exchange Commission (the “SEC”) prior to the date hereof (excluding (x) any risk factor disclosures set forth under the heading “Risk Factors” and (y) any disclosure of risks included in any “forward-looking statements” disclaimer or any other forward-looking statements of risk that do not contain a reasonable level of detail about the specific risks of which the statements warn (collectively, the “Excluded Disclosure”); provided that nothing in the Company Reports shall be deemed to modify or qualify the representation set forth in Section 5.1(b)) or (ii) the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company prior to or simultaneously with entering into this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent), the Company hereby represents and warrants to Parent and Merger Sub that:

(a) Organization, Good Standing and Qualification. Each of the Company and the Significant Subsidiaries is a legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing (with respect to jurisdictions that recognize the concept of good standing) as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or the conduct of its business requires such qualification, except where any such failure to be so organized, validly existing, qualified, in good standing or to have such power or authority, is not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect. The Company has made available to Parent complete and correct copies of the Company’s and the Significant Subsidiaries’ certificates of incorporation and bylaws or comparable organizational and governing documents, each as amended to the date of this Agreement, and each as so made available is in full force and effect on the date of this Agreement. As used in this Agreement, the term

(i) “Affiliate” means, when used with respect to any Person, any other Person who is an “affiliate” of that Person within the meaning of Rule 405 promulgated under the Securities Act of 1933, as amended (the “Securities Act”);

(ii) “Significant Subsidiary” means each Subsidiary set forth on Exhibit 21 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2009;

(iii) “Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries; and

(iv) “Company Material Adverse Effect” means a change, event or occurrence that has a material adverse effect on the financial condition, business or results of operations of the Company and its Subsidiaries taken as a whole; provided, however, that none of the following, and no changes, events or occurrences, individually or in the aggregate, to the extent arising out of, resulting from or attributable to any of the following shall constitute or be taken into account in determining whether a Company Material Adverse Effect has occurred or may, would or could occur:

(A)(1) changes generally affecting the economy, credit, capital or financial markets or political conditions in the United States or elsewhere in the world, including changes in interest and exchange rates, (2) changes that are the result of acts of war (whether or not declared), armed hostilities, sabotage or terrorism, or any escalation or worsening of any such acts of war (whether or not declared), armed hostilities, sabotage or terrorism or (3) epidemics, pandemics, earthquakes, hurricanes, tornados or other natural disasters;

(B) changes that are the result of factors generally affecting the industries in which the Company and its Subsidiaries operate or in which the products or services of the Company are used and distributed;

(C) any loss of, or adverse change in, the relationship of the Company or any of its Subsidiaries with its customers, employees, financing sources, distributors or suppliers caused by the pendency or the announcement of the transactions contemplated by this Agreement;

(D) changes or effects from the entry into, announcement or performance of this Agreement or the consummation of the transactions contemplated by the Agreement (including any litigation arising from allegations of any breach of fiduciary duty or violation of Law relating to this Agreement or the transactions contemplated by this Agreement, or compliance by the Company with the terms of this Agreement);

(E) changes or prospective changes in any Law or GAAP or interpretation or enforcement thereof after the date hereof;

(F) any failure by the Company to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period; provided that the exception in this clause shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such failure has resulted in, or contributed to, a Company Material Adverse Effect;

(G)(1) any action taken by the Company or its Subsidiaries at Parent’s written request or (2) the failure to take any action by the Company or its Subsidiaries if that action is prohibited by this Agreement to the extent that Parent fails to give its consent after receipt of a written request therefor;

(H) any change resulting or arising from the identity of, or any facts or circumstances relating to, Parent, Merger Sub or their respective Affiliates;

(I) a decline in the price or trading volume of the Company common stock on the New York Stock Exchange (the “NYSE”) or any of the Company’s publicly traded debt securities; provided that the exception in this clause shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such decline has resulted in, or contributed to, a Company Material Adverse Effect; and

(J) any change or announcement of a potential change in the credit rating of the Company or any of its Subsidiaries or any of their securities; provided that the exception in this clause shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such failure has resulted in, or contributed to, a Company Material Adverse Effect;

provided, further, that, with respect to clauses (A)(2), (A)(3), (B) and (E), such changes, events or occurrences do not materially and disproportionately adversely affect the Company and its Subsidiaries, taken as a whole, compared to other companies operating in the industries in which the Company and its Subsidiaries operate.

(b) Capital Structure. The authorized capital stock of the Company consists of 300,000,000 Common Shares and 20,000,000 shares of preferred stock, par value $0.01 (“Preferred Shares”), of which 95,051,769 Common Shares and no Preferred Shares were outstanding as of the close of business on October 25, 2010 (the “Capitalization Date”). All of the outstanding Common Shares have been duly authorized and are validly issued, fully paid and nonassessable. As of the close of business on the Capitalization Date, (i) an aggregate of 3,185,106 Common Shares were subject to or otherwise deliverable in connection with the exercise of outstanding Company Options issued pursuant to the Company Amended and Restated 1997 Long Term Incentive Plan, the Company Amended and Restated 2006 Long-Term Incentive Plan, the Andrew Corporation Long-Term Incentive Plan, Andrew Corporation Management Incentive Program, Andrew Corporation Non-employee

Directors’ Stock Option Plan, Allen Telecom Inc. Amended and Restated 1992 Stock Plan, and Allen Telecom Inc. Amended and Restated 1994 Non-Employee Director Stock Plan (collectively, the “Stock Plans”), (ii) there were outstanding Company PSUs that could be settled in up to 634,024 Common Shares, (iii) 1,238,755 Company RSUs were outstanding and (iv) an aggregate of 10,454,535 Common Shares were subject to or otherwise deliverable upon conversion of the Company’s 3.25% Senior Subordinated Convertible Notes due 2015 (the “2015 Notes”) issued pursuant to the Subordinated Indenture, dated as of May 28, 2009 (the “2015 Notes Indenture”), by and between the Company and U.S. Bank National Association as Trustee, as supplemented by the First Supplemental Indenture thereto (the “2015 Supplemental Notes Indenture”), dated as of May 28, 2009 governing the 2015 Notes. Section 5.1(b) of the Company Disclosure Letter contains a correct and complete list as of the close of business on the Capitalization Date of (i) the aggregate number of outstanding Company Options, including the applicable exercise prices therefor, and (ii) the aggregate number of Company PSUs, the related performance vesting periods and related target performance levels. Each of the outstanding shares of capital stock or other equity securities of each of the Company’s Significant Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and, except for directors’ qualifying shares, owned by the Company or by a direct or indirect wholly owned Subsidiary of the Company, free and clear of any lien, charge, pledge, security interest, claim or other encumbrance (each, a “Lien”) except for such transfer restrictions of general applicability as may be provided under the Securities Act and other applicable securities Laws. Except as set forth above, as of the date hereof, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of the Significant Subsidiaries to issue or sell any shares of capital stock or other equity securities of the Company or any of the Significant Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any equity securities of the Company or any of the Significant Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Upon any issuance of any Common Shares in accordance with the terms of the Stock Plans, such Common Shares will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any Liens. Except for the 2015 Notes, the Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter. For purposes of this Agreement, a wholly owned Subsidiary of the Company shall include any Subsidiary of the Company of which all of the shares of capital stock of such Subsidiary other than director qualifying shares are owned by the Company (or a wholly owned Subsidiary of the Company). Except as set forth in Section 5.1(b) of the Company Disclosure Letter, as of the date hereof all outstanding equity interests of each Significant Subsidiary are owned directly by the Company or another Significant Subsidiary.

(c) Corporate Authority; Approval and Fairness; Opinion of Financial Advisor.

(i) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement and, subject only to, assuming the representations and warranties of Parent and Merger Sub set forth in Section 5.2 are true and correct, adoption of this Agreement by the holders of a majority of the outstanding Common Shares entitled to vote on such matter at a stockholders’ meeting duly called and held for such purpose (the “Company Requisite Vote”), to perform its obligations under this Agreement and to consummate the Merger. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(ii) As of the date hereof, the Board of Directors of the Company has, (A) by resolutions duly adopted at a meeting duly called and held, which resolutions have not been rescinded, modified or withdrawn as of the time of the execution and delivery of this Agreement, by unanimous vote of those directors present (1) determined that the Merger is fair to, and in the best interests of, the Company and its stockholders, approved and declared advisable this Agreement and the Merger and the other transactions contemplated hereby, and has resolved, subject to Section 6.2, to recommend adoption of this Agreement to the holders of Common Shares (the “Company Recommendation”), (2) directed that this Agreement be submitted to the holders of Common Shares for their adoption at a stockholders’ meeting duly called and held for such purpose and (B) received the opinion of the Company’s financial advisor, Allen & Company LLC (“Allen & Co.”), to the effect that, as of the date of such opinion and based upon and subject to the factors and assumptions set forth therein, the Per Share Merger Consideration to be received in the Merger by the holders of Common Shares is fair, from a financial point of view, to such holders. It is agreed and understood that such opinion is for the benefit of the Company’s Board of Directors and may not be relied on by Parent or Merger Sub. An executed copy of such opinion will be delivered, solely for informational purposes, to Parent and Merger Sub promptly after execution of this Agreement.

(iii) Assuming the representations and warranties of Parent and Merger Sub set forth in Section 5.2 are true and correct, the Company Requisite Vote is the only vote of the Common Shares necessary to adopt this Agreement.

(d) Governmental Filings; No Violations; Certain Contracts.

(i) Except for (A) the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder; (B) the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules and regulations promulgated thereunder; (C) the applicable requirements of the NYSE; (D) the filing with the Secretary of State of the State of Delaware of the Delaware Certificate of Merger as required by the DGCL; (E) the filing with the European Commission of a merger notification in accordance with Council Regulation (EC) 139/2004, the E.C. Merger Regulation (the “ECMR”) and (F) the applicable requirements of antitrust, competition or other similar Laws, rules, regulations and judicial doctrines of jurisdictions other than the United States, no notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company from, any domestic or foreign governmental or regulatory authority, agency, commission, body, court or other legislative, executive or judicial governmental entity (each a “Governmental Entity”), in connection with the execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated hereby, except those that the failure to make or obtain are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect.

(ii) The execution, delivery and performance of this Agreement by the Company do not, and the consummation of the Merger and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, the certificate of incorporation or bylaws of the Company or the comparable governing documents of any of the Company’s Subsidiaries, except, in the case of those Subsidiaries that are not Significant Subsidiaries, as does not have, and is not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or, acceleration of any obligations under, or the creation of a Lien on any of the assets, of the Company or any of its Subsidiaries pursuant to any material agreement, lease, license, contract, note, bond, mortgage, indenture or other instrument or obligation not otherwise terminable by any party thereto on one hundred eighty (180) days’ or less notice (each, a “Contract”) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or its or any of their respective properties are bound or (C) assuming compliance with the matters referred to in Section 5.1(d)(i), a violation of any Law to which the Company or any of its Subsidiaries is subject, except, in the case of clause (B) or (C) above, for any such breach, violation, termination, default, creation, acceleration or change that, individually or in the aggregate, is not reasonably likely to have a Company Material Adverse Effect or prevent, materially delay or materially impede the consummation of the transactions contemplated by this Agreement.

(e) Company Reports; Financial Statements.

(i) The Company has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the

Exchange Act or the Securities Act on or after December 31, 2008 (the “Applicable Date”) (the forms, statements, certifications, reports and documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date hereof, including any amendments thereto, the “Company Reports”). Each of the Company Reports complied or, if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and any rules and regulations promulgated thereunder applicable to the Company Reports. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment), the Company Reports did not, and any Company Reports filed or furnished with the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. As of the date hereof, there are no material outstanding or unresolved comments received from the SEC with respect to any of the Company Reports.

(ii) Since the Applicable Date, subject to any applicable grace periods, the Company has been and is in compliance in all material respects with the applicable provisions of (A) the Sarbanes-Oxley Act and (B) the applicable listing and corporate governance rules and regulations of the NYSE.

(iii) Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports as amended prior to the date hereof (including the related notes and schedules) fairly presents in all material respects, or, in the case of Company Reports filed after the date hereof, will fairly present in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of its date and the consolidated statements of operations, stockholders’ equity and comprehensive income and cash flows included in or incorporated by reference into the Company Reports as amended prior to the date hereof (including any related notes and schedules) fairly presents in all material respects, or in the case of Company Reports filed after the date hereof, will fairly present in all material respects, the results of operations and cash flows, as the case may be, of the Company and its consolidated Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and year-end adjustments), in each case in accordance with U.S. generally accepted accounting principles (“GAAP”), except as may be noted therein.

(iv) The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are effective to ensure that material information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents. The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Except as is not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect, the Company has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to the Company’s auditors and the Audit Committee of the Board of Directors of the Company (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud or, to the Knowledge of the Company, any allegation of fraud that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(f) Absence of Certain Changes. Since December 31, 2009 through the date of this Agreement, the Company and its Subsidiaries have conducted their respective businesses in all material respects only in accordance with the ordinary course of such businesses, consistent with past practices, except in connection with this Agreement and the transactions contemplated herein. Since December 31, 2009 through the date of this Agreement, there has not occurred any Company Material Adverse Effect or any changes, events or occurrences, that, individually or in the aggregate, have had or are reasonably likely to have a Company Material Adverse Effect.

(g) Litigation and Liabilities.

(i) As of the date of this Agreement, there are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, which individually or in the aggregate, is reasonably likely to have a Company Material Adverse Effect.

(ii) As of the date of this Agreement, none of the Company nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity specifically imposed upon the Company or any of its Subsidiaries which, individually or in the aggregate, is reasonably likely to have a Company Material Adverse Effect.

(iii) Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) which would be required to be reflected or reserved against on a condensed consolidated statement of financial position of the Company prepared in accordance with GAAP or the notes thereto, other than liabilities and obligations (A) set forth or as reflected or reserved against in the Company’s consolidated balance sheets or disclosed in the notes thereto, included in the Company Reports filed prior to the date of this Agreement, (B) incurred in the ordinary course of business since December 31, 2009, (C) arising or incurred in connection with the Merger or any other transaction or agreement contemplated by this Agreement, or (D) that are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect.

(iv) The term “Knowledge” when used in this Agreement with respect to the Company shall mean the actual knowledge of those persons set forth in Section 5.1(g)(iv) of the Company Disclosure Letter without obligation of any further review or inquiry, and does not include information of which they may be deemed to have constructive knowledge only.

(h) Employee Benefits.

(i) As used herein, “Benefit Plans” shall mean all benefit and/or compensation plans, contracts, policies or arrangements including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (whether or not subject to ERISA), and any and all other deferred compensation, severance, equity compensation, stock option, stock purchase, stock appreciation rights, stock unit, stock based, incentive, change in control, bonus, health insurance, fringe benefits, profit sharing and pension plans relating to or covering current or former employees of the Company and its Subsidiaries (the “Employees”) and/or current or former directors, officers, retirees, or independent contractors of the Company under which there is or may be any liability or obligation of the Company or any of its Subsidiaries whether or not such Benefit Plan is or is intended to be (A) arrived at through collective bargaining or otherwise, (B) funded or unfunded, (C) covered or qualified under the Code, ERISA or other applicable law, (D) set forth in an employment agreement or consulting agreement or (E) written or oral.

(ii) All Benefit Plans are listed on Section 5.1(h)(ii) of the Company Disclosure Letter and are categorized by country. True and complete copies of all Benefit Plans listed on Section 5.1(h)(i) of the Company Disclosure Letter have been made available to Parent, and the Company has made available to Parent where applicable (A) the most recently prepared actuarial report or financial statement, (B) the most recent summary plan description, and all material modifications thereto, (C) copies of any material written correspondence with a Governmental Entity regarding audits or noncompliance with applicable Law, (D) any related funding arrangements, and (E) all legal opinions relating to the administration or funding of any Non-U.S. Benefit Plan. As used herein, “Non-U.S. Benefit Plans” shall mean Benefit Plans maintained outside of the United States primarily for the benefit of Employees working outside of the United States and “U.S. Benefit Plans” shall mean all Benefit Plans other than Non-U.S. Benefit Plans.

(iii) Except as is not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect, all U.S. Benefit Plans have been maintained in compliance with ERISA, the Code and any other applicable Laws. Each U.S. Benefit Plan that is intended to be qualified under Section 401(a) of the Code, has received a current favorable determination or opinion letter from the Internal Revenue Service (the “IRS”), and to the Knowledge of the Company, no circumstances exist as of the date hereof that would reasonably result in the loss of the qualification of such U.S. Benefit Plan under Section 401(a) of the Code. Except as is not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has engaged in a transaction with respect to any U.S. Benefit Plan that could subject the Company or any Subsidiary to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA.

(iv) Except as described in Section 5.1(h)(iv) of the Company Disclosure Letter, neither the Company, any of its Subsidiaries nor any other entity that, together with the Company or any of its Subsidiaries, is treated as a single employer under Section 414 of the Code or Section 4001 of ERISA (each, a “Company ERISA Affiliate”) maintains or contributes or has within the past six years maintained or contributed to a Pension Plan that is subject to subtitles C or D of Title IV of ERISA or Sections 412 or 430 of the Code (collectively a “Pension Plan”). With respect to each Pension Plan, (A) no reportable event (within the meaning of Section 4043 of ERISA) that is reasonably likely to have a Company Material Adverse Effect has occurred or is reasonably expected to occur, (B) according to the latest actuarial information, has a certified Adjusted Funding Target Attainment Percentage (AFTAP) of at least 80% as determined as of the end of the most recent plan year under the rules prescribed by the Pension Protection Act of 2006, (C) the Company, its Subsidiaries and any Company ERISA Affiliate have made when due any required installments within the meaning of Section 430(j) of the Code and Section 303(j) of ERISA, (D) neither the Company, its Subsidiaries nor any Company ERISA Affiliate is required to provide security under Section 401(a)(29) of the Code, (E) all material premiums (and interest charges and penalties for late payment, if applicable) have been paid when due to the Pension Benefit Guaranty Corporation (“PBGC”), and (F) no filing has been made by the Company, any Subsidiary, or any Company ERISA Affiliate with the PBGC and no proceeding has been commenced by the PBGC to terminate any such Pension Plan and no condition exists which could reasonably be expected to constitute grounds for the termination of any such Pension Plan by the PBGC.

(v) The Company, its Subsidiaries and each Company ERISA Affiliate do not have, and have never had any obligation to contribute to any plan within the meaning of ERISA Sections 3(37) and 4001(a)(3) (a “Multiemployer Plan”). The Company, its Subsidiaries and each Company ERISA Affiliate do not and have never maintained or sponsored a plan sponsored by more than one employer within the meaning of ERISA Sections 4063 or 4063 or Code Section 413(c) (a “multiple employer plan”).

(vi) There is no (and during the past two years there has been no) material proceeding, claim or suit pending or, to the Knowledge of the Company, threatened relating to the Benefit Plans, other than routine claims for benefits. None of the Benefit Plans provides for medical, life or death benefits beyond termination of service or retirement, other than pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, any similar state or local Law or any foreign Law.

(vii) Neither the execution of this Agreement, the adoption of this Agreement by holders of shares constituting the Company Requisite Vote nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) may (A) entitle any employee, officer, director or individual consultant of the Company or any Subsidiary of the Company to severance pay (other than severance pay required by any Law) or any increase in severance pay upon any termination of employment, (B) except as required by any Law, result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, any payment, right or benefit to any employee, officer, director or individual consultant of the Company or any Subsidiary of the Company or result in any limitation on the right of the Company or any Subsidiary of the Company to amend, merge, terminate or receive a reversion of assets from any Benefit Plan, or (C) accelerate the time of payment or vesting or exercisability, or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Benefit Plans. Without limiting the generality of the foregoing, no amount that has been or could be received (whether in cash, property, the vesting of property or otherwise) as a result of or in connection with the consummation of the transactions contemplated by this Agreement (either alone or in combination with any other event), by any current or former employee, officer, director or other service provider of the Company or any of its Subsidiaries who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) could be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). No Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 4999 or otherwise. All Company Options can be cancelled by their terms in accordance with Section 4.3(a), all outstanding Company PSUs can be cancelled by their terms in accordance with Section 4.3(b), and all outstanding Company RSUs can be cancelled by their terms in accordance with Section 4.3(c).

(viii) Except as is not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect, all Non-U.S. Benefit Plans have been maintained in compliance with applicable local Law. With respect to each Non-U.S. Benefit Plan: (A) except as is not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect, all employer and employee contributions to each Non-U.S. Benefit Plan required by Law or by the terms of such Non-U.S. Benefit Plan have been made, or, if applicable, accrued in accordance with normal accounting practice, (B) except as is not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect, the fair market value of the assets of each funded Non-U.S. Benefit Plan, the liability of each insurer for any Non-U.S. Benefit Plan funded through insurance or the book reserve established for any Non-U.S. Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations and any liabilities or obligations incurred through the Closing Date, with respect to all current or former participants in such plan according to the actuarial assumptions and valuations most recently used to determined employer contributions to such Non-U.S. Benefit Plan, and no transaction contemplated by this Agreement shall cause such assets or insurance obligations to be less than such benefit obligation, and (C) each Non-U.S. Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable Governmental Entity.

(i) Compliance with Laws; Licenses.

(i) The businesses of each of the Company and its Subsidiaries have not been since the Applicable Date, and are not being, conducted in violation of any federal, state, local or foreign law, statute or ordinance, common law, or any rule, regulation, standard, judgment, order, writ, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Entity (collectively, “Laws”), except for violations that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect. Except with respect to regulatory matters covered by Section 6.5, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened, nor has the Company or any of its Subsidiaries received written notice from any Governmental Entity stating an intention of such Governmental Entity to conduct the same, except for those the outcome of which are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect. Each of the Company and its Subsidiaries has obtained and is in compliance with all permits, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity (“Licenses”) necessary to conduct its business as presently conducted, except those the absence of which or the non-compliance with which are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect.

(ii) Neither the Company nor any of its Subsidiaries, has at any time during the past five (5) years committed any knowing and willful violation of U.S. Laws governing international business activities, including export control laws, trade and economic sanctions, or the Foreign Corrupt Practices Act of 1977, as amended (the “Foreign Corrupt Practices Act”), except for violations that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect. To the Knowledge of the Company and as of the date of this Agreement, neither the Company nor any of its Subsidiaries is currently or has been within the past five (5) years the target of any inquiry, investigation, settlement, plea agreement or enforcement action by a U.S. Governmental Entity involving an alleged or suspected violation of U.S. Laws governing international business activities, including export control laws, trade and economic sanctions, or the Foreign Corrupt Practices Act, except for such inquiries, investigations, settlements, plea agreements or enforcement actions that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect.

(j) Takeover Statutes. No “fair price,” “moratorium,” “control share acquisition,” “interested stockholder,” “business combination” or other similar anti-takeover statute or regulation enacted under state or federal Laws in the United States (with the exception of Section 203 of the DGCL) (each, a “Takeover Statute”) is applicable to the Company, the Common Shares, the Merger or the other transactions contemplated by this Agreement. As of the date hereof, the Company does not have in effect any stockholder rights plan or “poison pill.”

(k) Environmental Matters.

(i) Except for such matters that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect: (A) the Company and its Subsidiaries are in compliance with applicable Environmental Laws; (B) the Company and its Subsidiaries possess all Licenses required under applicable Environmental Laws for the operation of the business as presently conducted; (C) neither the Company nor any Subsidiary has received from any Governmental Entity or any other Person any written claim, notice of violation or citation concerning any violation or alleged violation of, or liability or alleged liability under, any applicable Environmental Law during the two years preceding the date hereof; and (D) there are no writs, injunctions, decrees, orders or judgments outstanding, or any actions, suits or proceedings pending or, to the Knowledge of the Company, threatened, concerning compliance by the Company or any Subsidiary with, or liability of the Company or any Subsidiary under, any Environmental Law.

(ii) Notwithstanding any other representation or warranty in Section 5.1 of this Agreement, the representations and warranties contained in this Section 5.1(k) constitute the sole representations and warranties of the Company relating to any Environmental Law.

(iii) As used herein, the term “Environmental Law” means any applicable law, regulation, code, order, judgment, decree or injunction from any Governmental Entity concerning (A) the protection of human health as it relates to exposure to any Hazardous Substance or the protection of the environment, including air (both ambient air and indoor air), surface water, groundwater, drinking water, soil, wildlife and natural resources, or (B) the production, use, storage, handling, release or disposal of Hazardous Substances, in each case as in effect on the date hereof.

(iv) As used herein, the term “Hazardous Substance” means any substance listed, defined, designated, classified or regulated on the date hereof as hazardous, toxic or a pollutant under any applicable Environmental Law, including asbestos, polychlorinated biphenyls, petroleum and petroleum products.

(l) Taxes.

(i) Except as is not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect, all Tax Returns required to have been filed by the Company and each of its Subsidiaries have been timely filed (taking into account any applicable extensions), and each such Tax Return is complete and accurate. All Taxes due and payable by the Company and each of its Subsidiaries that are in an amount material to the Company and its Subsidiaries taken as a whole (whether or not shown on any Tax Return) have been timely paid, except for Taxes being contested in good faith by appropriate proceedings and for which adequate reserves have been established in their financial statements in accordance with GAAP. The Company and each of its Subsidiaries has made adequate provision in their financial statements in accordance with GAAP for payment of all material amounts of Taxes that are not yet due and payable.

(ii) There is no material audit, examination, investigation or other proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries in respect of any Taxes. There are no material Liens on any of the material assets of the Company or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax, other than Liens for Taxes not yet due and payable or being contested in good faith by appropriate proceedings and adequately reserved for in the latest audited financial statements included in the Company Reports.

(iii) The Company and each of its Subsidiaries has withheld and paid all amounts of Taxes required to have been withheld and paid in connection with amounts paid or owing to any third party, except as is not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect.

(iv) Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of a material amount of Taxes or agreed to any extension of time with respect to a material amount of Tax assessment or deficiency.

(v) Neither the Company nor any of its Subsidiaries (A) is a party to any Tax allocation or sharing agreement or any material Tax indemnity agreement (other than any commercial Contracts entered in the ordinary course of business that do not relate primarily to Taxes or to which the only parties are the Company or any of its Subsidiaries), (B) has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date hereof that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law), (C) is or has been a member of an affiliated group (other than a group the common parent of which is or was the Company) filing an affiliated, consolidated, combined or unitary Tax return, (D) has any material liability for the Taxes of any other Person (other than the Company and its Subsidiaries) under Treasury Regulation § 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, or by Contract (other than customary Tax indemnifications contained in commercial agreements the primary purpose of which does not relate to Taxes), (E) will be required to include amounts in income, or exclude items of deduction, in a taxable period beginning after the Closing Date, that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as a result of (1) a change in method of accounting occurring prior to the Closing Date, (2) an installment sale or open transaction arising in a taxable period (or portion thereof) ending on or before the Closing Date, (3) a prepaid amount received, or paid, prior to the Closing Date or (4) deferred gains arising prior to the Closing Date, (F) has engaged in any listed transaction described in Treasury Regulation § 1.6011-4(b)(2) or (G) has received written notice from a Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns claiming that the Company or any such Subsidiary is or may be subject to taxation by that jurisdiction (except for any claims that would not reasonably be expected to be material).

(vi) As used in this Agreement, (A) the term “Tax” (including, with correlative meaning, the term “Taxes”) includes all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, and (B) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns, claims for refund and any amendment thereof) required to be supplied to a Tax authority relating to Taxes.

(m) Labor Matters.

(i) Except as set forth in Section 5.1(m)(i) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is as of the date of this Agreement (A) a party to or otherwise bound by any collective bargaining agreement or other Contract with a labor union, labor organization, employee organization or works council, or (B) engaged in any negotiation with any labor union, labor organization, employee organization or works council. Neither the Company nor any of its Subsidiaries is the subject of any proceeding asserting that the

Company or any of its Subsidiaries has committed an unfair labor practice or seeking to compel it to bargain with any labor union, labor organization, employee organization or works council nor is there pending or, to the Knowledge of the Company, threatened, nor has there been since the Applicable Date any labor strike, dispute, walk-out, work stoppage, slow-down or lockout involving the Company or any of its Subsidiaries, except, in each case, as is not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect.

(ii) The number of all employees of the Company and its Subsidiaries (the “Current Employees”) who are employed as of the date hereof in each country has been provided to Parent. To the Knowledge of the Company, Schedule 5.1(m)(ii) of the Company Disclosure Letter sets forth all employment contracts or offer letters with Current Employees based in the United States who have a base salary in excess of $200,000 per annum that are not terminable upon sixty (60) days notice or less without penalty or the obligation to pay severance or termination pay, other than severance or termination pay required by any Law or under the non-change in control severance policy made available to Parent.

(n) Intellectual Property.

(i) The Company and its Subsidiaries have sufficient rights to use all material Intellectual Property used in their business as conducted on the date hereof, except as is not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect; provided that nothing in this sentence constitutes a representation and warranty as to non-infringement of any Intellectual Property owned by a third party. To the Knowledge of the Company, all Intellectual Property used by the Company and its Subsidiaries in their business as conducted on the date hereof that is not owned directly or indirectly by the Company and its Subsidiaries is either (A) in the public domain or (B) validly used by the Company and its Subsidiaries pursuant to a license or other right granted by a third party owning or having the right to grant use of such Intellectual Property, except as is not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect. No unresolved written claim received by the Company has been asserted against the Company or its Subsidiaries concerning the ownership, validity, registerability, enforceability, infringement, use or licensed right to use any Intellectual Property which is reasonably likely to result in a Company Material Adverse Effect. To the Knowledge of the Company, no person is infringing upon or otherwise violating any Intellectual Property owned by the Company except as is not reasonably likely to result in a Company Material Adverse Effect. To the Knowledge of the Company, the conduct of the business of the Company and its Subsidiaries does not infringe upon or otherwise violate, and within the applicable statute of limitations periods has not infringed upon or otherwise violated, any Intellectual Property owned by a third party, except as is not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect. To the Knowledge of the Company, the consummation of the transactions contemplated hereby does not create any obligation of disclosure or provide any access by a third party to any software source code of the Company or a Subsidiary.

(ii) Section 5.1(n)(ii) of the Company Disclosure Letter lists all material Trademarks, Copyrights and Patents owned by the Company or its Subsidiaries as of the date hereof that are currently registered with or subject to a pending application for registration before any Governmental Entity or internet domain name registrar. Such items are owned exclusively by the Company or its Subsidiaries free and clear of any Liens, are subsisting and, to the Knowledge of the Company, are valid and enforceable, in each case except as is not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

(iii) For purposes of this Agreement, “Intellectual Property” means all (A) trademarks, service marks, brand names, Internet domain names, Internet account names (including social networking and media names), dialing and messaging short codes, logos, slogans, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, including all renewals of the same, and all goodwill associated therewith and symbolized thereby, in each case, that are subject to protection under applicable Law (collectively, “Trademarks”); (B) patents and applications therefor, including divisions, continuations, continuations-in-part, provisionals, renewals, extensions and reissues (collectively, “Patents”); (C) inventions

(whether patentable or unpatentable and whether or not reduced to practice), invention disclosures, trade secrets and other proprietary confidential information, data, and know-how, including the trade secrets and other proprietary confidential information, data, and know-how in processes, techniques, business methods, ideas, customer lists, potential customer lists, supplier lists, formulas, compositions, designs, drawings, specifications, lab journals, notebooks, engineering schematics, pricing and cost information, and business and marketing plans, proposals, and methods, in each case, that are subject to protection under applicable Law; (D) original works of authorship, including databases and other compilations of information, software (including source, object, and any other code variants thereof), industrial designs and models, masks works, flow charts, manuals, training materials, website content, advertising content, and promotional materials, and including copyrights and copyright registrations and applications therefor, and all renewals, extensions, amendments, alternations, modifications, restorations, and reversions thereof, in each case, that are subject to protection under applicable Law (collectively, “Copyrights”); and (E) other intellectual property and proprietary rights and interests recognized under the Law of any jurisdiction worldwide.

(o) Insurance. All material fire and casualty, general liability, business interruption, product liability, sprinkler and water damage and other material insurance policies maintained by the Company or any of its Subsidiaries (“Insurance Policies”) are in full force and effect and all premiums due with respect to all Insurance Policies have been paid, in each case with such exceptions that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect.

(p) Real Property.

(i) Except in any such case as is not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect, the Company or its applicable Subsidiary has good and valid title to each parcel of real property owned by the Company or any of its Subsidiaries (the “Owned Real Property”), free and clear of all Encumbrances. Except for the Owned Real Property listed in Section 5.1(p)(i) of the Company Disclosure Letter, as of the date hereof, there is no Owned Real Property that contains a manufacturing facility or that, to the Knowledge of the Company, is reasonably likely to have a fair market value of $500,000 or more.

(ii) Except in any such case as is not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect, the Company or its applicable Subsidiary holds good and valid leasehold interests in the real property which is leased or subleased by the Company or any of its Subsidiaries (the “Leased Real Property”), free and clear of all Encumbrances. Section 5.1(p)(ii) of the Company Disclosure Letter contains a true and complete list, as of the date hereof, of each parcel of Leased Real Property (A) set forth in Item 2 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, (B) that contains a manufacturing facility or (C) with an annual rent payment in excess of $500,000 (collectively, the “Material Leased Real Property”). Each Contract of the Company or its applicable Subsidiary for the Material Leased Real Property, where such Contract constitutes a lease of real property establishing a leasehold estate under which the Company or its applicable Subsidiary is a tenant or subtenant (a “Material Lease”), is valid and binding on the Company and each of its Subsidiaries that is a party thereto (but in each case subject to the Bankruptcy and Equity Exception) and, to the Knowledge of the Company, each other party thereto and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect that, individually or in the aggregate, have not had and are not reasonably likely to have a Company Material Adverse Effect. There is no default (beyond applicable grace, notice and/or cure periods, if any) under any Material Lease by the Company or any of its Subsidiaries that is a party thereto, and no event has occurred that with notice or lapse of time or both would constitute a default thereunder by the Company or any of its Subsidiaries that is a party thereto, except in each case as, individually or in the aggregate, have not had and are not reasonably likely to have a Company Material Adverse Effect. Complete and correct copies of each Material Lease have been made available to Parent prior to the date hereof.

(iii) For purposes of this Section 5.1(p) only, “Encumbrance” means any mortgage, lien, pledge, charge, security interest, easement, covenant, or other restriction or title matter or encumbrance of any kind in respect of such asset but specifically excludes (A) specified encumbrances described in Section 5.1(p)(iii) of the

Company Disclosure Letter; (B) encumbrances for current Taxes or other governmental charges not yet due and delinquent or, if due and delinquent, are being contested in good faith by appropriate proceedings; (C) mechanics’, carriers’, workmen’s, repairmen’s or other like encumbrances arising or incurred in the ordinary course of business consistent with past practice relating to obligations as to which there is no default on the part of Company, or the validity or amount of which is being contested in good faith by appropriate proceedings; (D) other encumbrances that do not, individually or in the aggregate, materially impair the continued use, operation, value or marketability of the specific parcel of Owned Real Property or Leased Real Property to which they relate or the conduct of the business of the Company and its Subsidiaries as presently conducted; (E) easements, covenants, rights of way or other similar matters or restrictions or exclusions which would be shown by a current title report or other similar report or inspection of the applicable public records; (F) any condition or other matter, if any, that may be shown or disclosed by a current and accurate survey or physical inspection; (G) zoning, entitlement, conservation restriction and other land use and environmental regulations by Governmental Entities which do not interfere, individually or in the aggregate, with the use, occupation and enjoyment of the properties in connection with the business of the Company and its Subsidiaries; (H) any Lien created under the Company Credit Agreement; and (I) with respect to any Leased Real Property, any Lien granted by the applicable landlord, sub-landlord or their respective predecessors or successors in interest of such Leased Real Property.

(q) Contracts.

(i) Except for those Contracts (A) filed as exhibits to the Company Reports or (B) that have expired as of the date of this Agreement and other than this Agreement and Material Leases, none of the Company or any of its Subsidiaries is a party to or bound by any Contract as of the date of this Agreement:

(A) that would be required to be filed by the Company with the SEC pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(B) containing covenants of the Company or any of its Subsidiaries purporting to limit in any material respect any line of business, industry or geographical area in which the Company or its Subsidiaries may operate;

(C) that would be required to be disclosed by Section 404(a) of Regulation S-K under the Exchange Act;

(D) that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets constituting a division or business line of any Person, in each case that have a fair market value or purchase price of more than $15 million individually or $25 million in the aggregate;

(E) that contains any standstill or similar agreement pursuant to which the Company or any of its Subsidiaries has agreed not to acquire assets or securities (valued at more than $15 million individually or $25 million in the aggregate) of another Person, except for any such Contract that is a confidentiality, non-disclosure or similar type of agreement entered into in the ordinary course of business;

(F) other than with respect to any partnership that is wholly owned by the Company or any wholly owned Subsidiary of the Company, any partnership, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture material to the Company and its Subsidiaries, taken as a whole, or in which the Company owns more than a 15% voting or economic interest, or any interest valued at more than $15 million without regard to percentage voting or economic interest;

(G) relating to or evidencing Indebtedness in excess of $10 million individually or $20 million in the aggregate;

(H) that grants any rights of first refusal, rights of first negotiation or other similar rights to any Person with respect to the sale of any material business of the Company and its Subsidiaries, taken as a whole, or of any Subsidiary of the Company;

(I)(i) entered into after January 1, 2010, and not yet consummated, for the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests of any Person for aggregate consideration under such Contract in excess of $15 million individually, or $25 million in the aggregate, other than purchases of inventory or similar assets in the ordinary course of business, or (ii) for any acquisition, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests of any Person, pursuant to which the Company or any of its Subsidiaries has continuing “earn out” or other similar contingent payment obligations (but excluding indemnification obligations with respect to any retained liabilities or breaches of representations, warranties or covenants);

(J) that is (i) an agreement pursuant to which the Company or any of its Subsidiaries is licensed or is otherwise permitted by a third party to use any material Intellectual Property (other than any “commercially available off-the-shelf software package,” or other software licensed pursuant to a software “shrink wrap,” “click wrap,” or “click-through” license) or (ii) an agreement pursuant to which a third party is licensed or is otherwise permitted to use any material Intellectual Property owned by the Company or any of its Subsidiaries, in each case of clauses (i) and (ii) where such agreement is material to the business of the Company and its Subsidiaries, taken as a whole; and

(K) that is a mortgage, pledge, security agreement, deed of trust or other Contract granting a Lien, other than a Permitted Lien, on any property or asset of the Company or any Subsidiary thereof that is material to the Company and its Subsidiaries taken as a whole;

(each such Contract described in clauses (A) through (K) is referred to herein as a “Material Contract”).

(ii) Each of the Material Contracts, Customer Contracts, Supplier Agreements, Forward Purchase Agreements and Requirements Contracts is valid and binding on the Company and each of its Subsidiaries that is a party thereto and, to the Knowledge of the Company, each other party thereto and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect that, individually or in the aggregate, have not had and are not reasonably likely to have a Company Material Adverse Effect. There is no default under any Material Contract, Customer Contract, Supplier Agreement, Forward Purchase Agreement or Requirements Contracts by the Company or any of its Subsidiaries that is a party thereto, and no event has occurred that with notice or lapse of time or both would constitute a default thereunder by the Company or any of its Subsidiaries that is a party thereto, except in each case as, individually or in the aggregate, have not had and are not reasonably likely to have a Company Material Adverse Effect. Complete and correct copies of each Material Contract have been made available to Parent prior to the date hereof, except for any Contracts (x) where the terms thereof prohibit its disclosure to any third party or (y) that have expired as of the date hereof.

(iii) For purposes of this Agreement:

(A) “Indebtedness” means all indebtedness of the Company and any of its Subsidiaries, determined in accordance with GAAP, including with respect to (i) indebtedness for borrowed money, (ii) notes payable, (iii) capital leases, (iv) obligations evidenced by letters of credit, (v) obligations under earn out obligations or arrangements creating any obligation with respect to the deferred purchase price of property other than trade payables and accrued expenses in the ordinary course of business, (vi) interest rate or currency swaps, hedges or similar arrangements and (vii) any guaranty of any of the foregoing; provided, however, that none of the following shall be deemed to be Indebtedness: (x) trade payables and accrued expenses in the ordinary course of business, (y) intercompany indebtedness and (z) solely for purposes of Section 5.1(q), employee benefit liabilities.

(B) “Permitted Lien” means (i) a Lien imposed by Law, including a carrier’s, warehousemen’s, landlord’s, a mechanic’s, materialmen’s or similar Lien with respect to any amount not yet due and payable or which is being contested in good faith through appropriate proceedings, (ii) a Lien for current Taxes, assessments or other charges of a Governmental Entity not yet due and payable or which is being contested in good faith through appropriate proceedings, (iii) a Lien securing rental payments under capital lease agreements, (iv) an encumbrance and restriction on real property (including an easement, covenant, right of way and similar restriction of record) that does not materially interfere with the present uses of such real property or with the operation of the Company as conducted consistent with past practice, (v) a Lien securing payment, or any other obligation, of the Company or its Subsidiaries with respect to outstanding Indebtedness, (vi) zoning restrictions, easements, rights-of-way or other restrictions on the use of real property (provided that such liens and restrictions were incurred prior to the date hereof and do no, individually or in the aggregate, materially interfere with the use of such real property or the Company’s or its Subsidiaries’ operation of their respective businesses as currently operated), (vii) pledges or deposits by the Company or any of its Subsidiaries under workmen’s compensation Laws, unemployment insurance Laws or similar legislation, or good faith deposits in connection with Contracts (other than for the payment of Indebtedness) or leases to which such entity is a party, or deposits to secure public or statutory obligations of such entity or to secure surety or appeal bonds to which such entity is a party, or deposits as security for contested Taxes, in each case incurred or made in the ordinary course of business consistent with past practice, (viii) gaps in the chain of title evident from the records of the relevant Governmental Entity maintaining such records, (ix) licenses granted to third parties in the ordinary course of business by the Company or its Subsidiaries and (x) any Lien permitted under the Credit Agreement, dated December 27, 2007, as amended December 24, 2008 and May 20, 2009, among the Company and the lender parties thereto and Bank of America, N.A., as administrative Agent, Swing Line Lender and Letter of Credit Issuer (as further amended as of the date hereof, the “Company Credit Agreement”) and the 2015 Notes Indenture.

(C) “Customer Contract” means any contract or agreement (whether written or oral) to which the Company or any of its Subsidiaries is a party or is bound as of the date of this Agreement (i) with any customer of wireless network infrastructure product offerings of the Company’s Antenna, Cable and Cabinet Group segment and WNS segment pursuant to which the Company and its Subsidiaries reasonably expect to receive aggregate payments in excess of $35 million in calendar year ending December 31, 2010, (ii) with any customer of product offerings of the Company’s Broadband segment pursuant to which the Company and its Subsidiaries reasonably expect to receive aggregate payments in excess of $10 million in calendar year ending December 31, 2010, or (iii) with the three (3) largest independent distributors of products offerings of the Company’s Enterprise segment based upon the aggregate payments that the Company and its Subsidiaries reasonably expect to receive from all independent distributors of products offerings of the Company’s Enterprise segment in calendar year ending December 31, 2010.

(D) “Supplier Agreement” means any contract or agreement (whether written or oral) to which the Company of any of its Subsidiaries is a party or is bound as of the date of this Agreement that is with any supplier of the Company or any Subsidiary or any other Person pursuant to which the Company and its Subsidiaries reasonably expect to make aggregate payments in excess of $10 million in any calendar year.

(E) “Forward Purchase Agreement” means any forward purchase or other similar agreement to which the Company or any of its Subsidiaries is a party or is bound as of the date of this Agreement designed to protect the Company or any Subsidiary against fluctuations in the prices of raw materials with any supplier or other Person pursuant to which the Company or any Subsidiary has agreed to purchase in excess of $10 million of raw materials in any calendar year.

(F) “Requirements Contract” means any material contract under which the Company covenants and agree to purchase all or substantially all its requirements for a specific product within a certain geographic area from a third-party vendor.

(r) Brokers and Finders. Neither the Company nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the Merger or the other transactions contemplated in this Agreement, except that the Company has engaged Allen & Co. as its financial advisor. The Company has made available to Parent a true and correct copy of its engagement letter with Allen & Co. relating to the Merger.

(s) Business Relationships. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has a customer or supplier relationship with or is a party to any Contract with any person or entity that is (i) on the U.S. Department of Treasury Office of Foreign Assets Control (“OFAC”) list of specially designated nationals and blocked persons; (ii) owned or controlled or acting on behalf of a Person on the SDN List; (iii) otherwise the target of economic sanctions administered by OFAC; or (iv) owned or controlled by, or acting on behalf of, a Person that is otherwise the target of economic sanctions administered by OFAC, in each case to the extent prohibited by Law.

5.2. Representations and Warranties of Parent and Merger Sub. Parent and Merger Sub each hereby represent and warrant to the Company that:

(a) Organization, Good Standing and Qualification. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing (with respect to jurisdictions that recognize the concept of good standing) as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where any such failure to be so organized, validly existing, qualified, in good standing or to have such power or authority is not, individually or in the aggregate, reasonably likely to prevent, materially delay or materially impede the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement. Parent has made available to the Company complete and correct copies of the certificate of incorporation and bylaws or comparable organizational and governing documents of each of Parent and Merger Sub, each as amended on the date of this Agreement, and each as so made available is in full force and effect.

(b) Corporate Authority. No vote of holders of capital stock of Parent is necessary to approve this Agreement, the Merger or the other transactions contemplated hereby. Each of Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement (other than adoption of this Agreement by Parent as the sole stockholder of Merger Sub, which adoption will occur immediately following the execution of this Agreement pursuant to Section 6.13(b)) and to consummate the Merger. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and constitutes a valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(c) Governmental Filings; No Violations; Etc.

(i) Except for (A) the filing with the Secretary of State of the State of Delaware of the Delaware Certificate of Merger as required by the DGCL, (B) the applicable requirements of the HSR Act and the rules and regulations promulgated thereunder, (C) the filing with the European Commission of a merger notification under the ECMR and (D) the applicable requirements of any antitrust, competition or other similar Laws, rules, regulations and judicial doctrines of jurisdictions other than the United States, no notices, reports or other filings are required to be made by Parent or Merger Sub with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Parent or Merger Sub from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby, except those that the failure to make or obtain are not, individually or in the aggregate, reasonably likely to prevent, materially delay or materially impede the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(ii) The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, the certificate of incorporation, bylaws or comparable governing documents of Parent or any of its Subsidiaries, (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or acceleration of any obligations under, or the creation of a Lien on any of the assets, of Parent or any of its Subsidiaries pursuant to, any Contracts to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries or its or any of their respective properties are bound or (C) a violation of any Laws to which Parent or any of its Subsidiaries is subject, except, in the case of clause (B) or (C) above, for any breach, violation, termination, default, creation, acceleration or change that is not, individually or in the aggregate, reasonably likely to prevent, materially delay or materially impede the ability of Parent or Merger Sub to consummate the Merger or the other transactions contemplated by this Agreement.

(d) Litigation. As of the date of this Agreement, there are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings pending or, to the knowledge of the officers of Parent, threatened against Parent or Merger Sub that seek to enjoin, or would reasonably be expected to have the effect of preventing, making illegal, or otherwise interfering with, any of the transactions contemplated by this Agreement, except as are not, individually or in the aggregate, reasonably likely to prevent, materially delay or materially impede the ability of Parent and Merger Sub to consummate the Merger or the other transactions contemplated by this Agreement.

(e) Financing.

(i) Parent has delivered to the Company a true, complete and correct copy of the executed commitment letter, dated as of the date hereof among Parent, JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC (the “Debt Financing Commitments”), pursuant to which the lender party thereto has committed, subject to the terms and conditions set forth therein, to lend the amounts set forth therein for the purposes of financing the transactions contemplated by this Agreement (including funding of the Exchange Fund) and related fees and expenses and the refinancing of outstanding indebtedness of the Company (the “Debt Financing”). Parent has delivered to the Company a true, complete and correct copy of the executed commitment letter, dated as of the date hereof, among Parent, Merger Sub and Carlyle Partners V, L.P. (collectively, the “Equity Financing Commitments” and together with the Debt Financing Commitments, the “Financing Commitments”), pursuant to which the investor party thereto has committed, subject to the terms and conditions set forth therein, to invest in Parent the cash amounts set forth therein (the “Equity Financing” and together with the Debt Financing, the “Financing”). None of the Financing Commitments has been amended or modified prior to the date of this Agreement, no such amendment or modification is contemplated, and as of the date hereof, the respective commitments contained in the Financing Commitments have not been withdrawn or rescinded in any respect. Except for a fee letter relating to fees with respect to the Debt Financing and an engagement letter (complete copies of which have been provided to the Company, with only fee amounts and certain economic terms of the market flex redacted, provided that Parent shall have advised the Company of the maximum total amount of fees (including original issue discount) and expenses payable by Parent under the Debt Financing), as of the date hereof there are no side letters or other agreements, Contracts or arrangements related to the funding or investing, as applicable, of the Financing other than as expressly set forth in the Financing Commitments delivered to the Company prior to the date hereof. As of the date hereof, the Financing Commitments are in full force and effect and are the legal, valid, binding and enforceable obligations of Parent and Merger Sub, as the case may be, and, to the Knowledge of Parent and Merger Sub, each of the other parties thereto. No event has occurred that would constitute a breach or default (or with notice or lapse of time or both would constitute a default) by Parent or Merger Sub under the Financing Commitments, or, to the Knowledge of Parent and Merger Sub, any other parties to the Financing Commitments. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as expressly set forth in or expressly contemplated by the Financing Commitments. Assuming the accuracy of the representations and warranties set forth in Section 5.1(b) and performance in all material respects by the Company of its obligations under this

Agreement, Parent and Merger Sub will have at and after the Closing funds sufficient to (i) pay the aggregate Per Share Merger Consideration, (ii) pay any and all fees and expenses required to be paid by Parent, Merger Sub and the Surviving Corporation in connection with the Merger and the Financing, (iii) pay for any refinancing of any outstanding indebtedness of the Company contemplated by this Agreement or the Financing Commitments (including by making the contributions to the Surviving Corporation required under Section 6.18(e)) and (iv) satisfy all of the other payment obligations of Parent, Merger Sub and the Surviving Corporation contemplated hereunder.

(ii) The term “Knowledge” when used in this Agreement with respect to Parent shall mean the actual knowledge of Campbell R. Dyer, Patrick McCarter and Claudius E. Watts IV.

(iii) The term “Financing Sources” means the entities that have committed to provide or otherwise entered into agreements in connection with the Debt Financing or other financings (other than the Equity Financing) in connection with the transactions contemplated hereby, including the parties to the Debt Financing Commitments and any joinder agreements or credit agreements relating thereto.

(f) Capitalization. The authorized capital stock of Merger Sub consists solely of 1000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent, free and clear of all Liens. Merger Sub has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement. The authorized capital stock of Parent consists solely of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Parent is, and at the Effective Time will be, owned by the Guarantor or direct or indirect wholly owned Subsidiaries of the Guarantor, free and clear of all Liens. Parent has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than the Financing Commitments, those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

(g) Brokers. No agent, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub for which the Company could have any liability.

(h) Solvency. Assuming satisfaction of the conditions to Parent’s obligation to consummate the Merger, or waiver of such conditions, and after giving effect to the transactions contemplated by this Agreement, including the Financing, any alternative financing and the payment of the aggregate Per Share Merger Consideration, any other repayment or refinancing of debt contemplated in this Agreement or the Financing Commitments, payment of all amounts required to be paid in connection with the consummation of the transactions contemplated hereby, and payment of all related fees and expenses, each of Parent and the Surviving Corporation will be Solvent as of the Effective Time and immediately after the consummation of the transactions contemplated hereby. For the purposes of this Agreement, the term “Solvent” when used with respect to any Person, means that, as of any date of determination, (i) as of such date will be able to pay its debts as they become due and shall own property having a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities) as they become absolute and mature; and (ii) shall not have, as of such date, unreasonably small capital to carry on its business. No transfer of property is being made and no obligation is being incurred by Parent or Merger Sub in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Company and/or its Subsidiaries.

(i) Guaranty. Concurrently with the execution of this Agreement, the Guarantor has delivered to the Company the duly executed Guaranty. The Guaranty is in full force and effect and is a valid, binding and enforceable obligation of the Guarantor. No event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantor under the Guaranty.

(j) Ownership of Common Shares. Neither Parent nor Merger Sub nor any of their “affiliates” or “associates” is, and at no time during the last three years has been, an “interested stockholder” of the Company, as such quoted terms are defined in Section 203 of the DGCL, and neither Parent nor Merger Sub “owns” any shares of capital stock of the Company, as such quoted terms are defined in Section 203 of the DGCL.

(k) Absence of Certain Agreements. As of the date hereof, neither Parent nor any of its Affiliates has entered into any agreement, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any agreement, arrangement or understanding (in each case, whether oral or written), pursuant to which: (i) any stockholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration or pursuant to which any stockholder of the Company agrees to vote to adopt this Agreement or agrees to vote against any Superior Proposal; (ii) any Person (other than Carlyle Partners V, L.P., any of its affiliated funds or any of their respective limited partners) has agreed to provide, directly or indirectly, equity capital to Parent or the Company to finance in whole or in part the Merger; or (iii) any current employee of the Company has agreed to (x) remain as an employee of the Company or any of its Subsidiaries following the Effective Time at compensation levels in excess of levels currently in effect (other than pursuant to any employment Contracts with the Company and its Subsidiaries in effect as of the date hereof), (y) contribute or roll-over any portion of such employee’s Common Shares, Company Options, Company PSUs and/or Company RSUs to the Company or its Subsidiaries or Parent or any of its Affiliates or (z) receive any capital stock or equity securities of the Company or any of its Subsidiaries or Parent or any of its Affiliates.

(l) No Other Company Representations or Warranties. Except for the representations and warranties set forth in Section 5.1, Parent and Merger Sub hereby acknowledge and agree that neither the Company nor any of its Subsidiaries, nor any of their respective stockholders, directors, officers, employees, affiliates, advisors, agents or representatives, nor any other Person, has made or is making any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business or operations, including with respect to any information provided or made available to Parent or Merger Sub. Neither the Company nor any of its Subsidiaries, nor any of their respective stockholders, directors, officers, employees, affiliates, advisors, agents or representatives, nor any other Person, will have or be subject to any liability or indemnification obligation to Parent, Merger Sub or any other Person resulting from the delivery, dissemination or any other distribution to Parent, Merger Sub or any other Person, or the use by Parent, Merger Sub or any other Person, of any such information provided or made available to them by the Company or any of its Subsidiaries, or any of their respective stockholders, directors, officers, employees, affiliates, advisors, agents or representatives, or any other Person, including any information, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material provided or made available to Parent, Merger Sub or any other Person in certain “data rooms,” confidential information memoranda or management presentations in anticipation or contemplation of any of the transactions contemplated by this Agreement.

ARTICLE VI

Covenants

6.1. Interim Operations.

(a) Except as (x) required by applicable Law, (y) otherwise expressly contemplated or expressly required by this Agreement or (z) otherwise set forth in Section 6.1 of the Company Disclosure Letter, the Company covenants and agrees that, after the date hereof and prior to the Effective Time (unless Parent shall otherwise approve in writing, such approval not to be unreasonably withheld, delayed or conditioned), the Company shall, and shall cause its Subsidiaries to, conduct their business in the ordinary course and, to the extent consistent therewith, it shall, and shall cause its Subsidiaries, to use their respective reasonable best efforts to preserve their business organizations intact and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, employees and business associates; provided, however, that no action by the Company or any of its Subsidiaries with respect to matters specifically addressed by clauses (i) to (xviii) of this Section 6.1(a) shall be a breach of this Section 6.1 unless such action constitutes a breach of clauses (i) to (xviii) of this Section 6.1(a). Without limiting the generality of the foregoing and in furtherance thereof, from the date of this Agreement until the Effective Time, except as (A) required by applicable Law, (B) otherwise expressly contemplated or expressly required by this Agreement, (C) Parent may approve in writing (such approval not to be unreasonably withheld, delayed or conditioned) or (D) as set forth in Section 6.1 of the Company Disclosure Letter, the Company will not and will not permit any of its Subsidiaries to:

(i) adopt any change in its certificate of incorporation or bylaws or other applicable governing instruments;

(ii) merge or consolidate with any other Person or restructure, reorganize or completely or partially liquidate the Company or any of its Subsidiaries;

(iii) acquire (by merger, consolidation, acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or any assets constituting a division or business line of any Person from any other Person, in each case with a value or purchase price in the aggregate in excess of $10 million individually or in the aggregate;

(iv) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guaranty or encumbrance of, any shares of capital stock of the Company or any its Subsidiaries (other than (A) the issuance of Common Shares upon the exercise of Company Options or the vesting of Company PSUs or Company RSUs (and dividend equivalents thereon, if applicable), (B) the issuance of Common Shares upon conversion of the 2015 Notes, (C) the issuance of Common Shares pursuant to Benefit Plans or (D) the issuance or transfer of common stock by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary), or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;

(v) make any loans, advances or capital contributions to or investments in any Person (other than the Company or any direct or indirect wholly owned Subsidiary of the Company) in excess of $10 million in the aggregate;

(vi) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for dividends paid by any direct or indirect wholly owned Subsidiary to the Company or to any other direct or indirect wholly owned Subsidiary) or enter into any agreement with respect to the voting of its capital stock;

(vii) reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock (other than the acquisition of any Common Shares tendered by current or former employees or directors in connection with the cashless exercise of Company Options or in order to pay Taxes in connection with the exercise of Company Options or the vesting of Company PSUs or Company RSUs);

(viii) incur any Indebtedness for borrowed money or guarantee such Indebtedness of another Person (other than a wholly owned Subsidiary of the Company), or issue or sell any debt securities or warrants or other rights to acquire any debt security of the Company or any of its Subsidiaries, except for (A) Indebtedness for borrowed money under the revolving facility under the Company Credit Agreement and (B) other Indebtedness in an amount not to exceed $15 million;

(ix) except as set forth in the current capital forecast set forth in Section 6.1(a)(ix) of the Company Disclosure Letter, make or authorize any capital expenditures in excess of $5 million in the aggregate;

(x) make any material changes with respect to any method of Tax or financial accounting policies or procedures, except as required by changes in GAAP or by a Governmental Entity;

(xi) subject to Section 6.17, settle or compromise any litigation, audit, claim or action against the Company or any of its Subsidiaries other than settlements or compromises of any litigation, audit, claim or action except (A) where the amount paid in settlement or compromise, does not exceed $10 million individually or $25 million in the aggregate or (B) where the amount paid in settlement does not exceed the amount reserved against such matter in the most recent financial statements (or the notes thereto) of the Company included in the Company Reports;

(xii) other than in the ordinary course of business or to the extent required by Law, make any material Tax election, file any material amended Tax Return, settle or compromise any material Tax liability, enter into any closing agreement with respect to any material Tax or surrender any right to claim a material Tax refund;

(xiii) transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any assets, product lines or businesses of the Company or its Subsidiaries, including capital stock of any of its Subsidiaries, with a value in excess of $10 million in the aggregate, except for (A) sales and non-exclusive licenses of products and services of the Company and its Subsidiaries in the ordinary course of business, (B) any abandonment of Intellectual Property that the Company or any Subsidiary determines in the exercise of its reasonable business judgment to abandon in the ordinary course of business, (C) dispositions of obsolete or worthless assets, (D) any non-renewal of any lease of real property that has expired by its terms or the termination of a lease of real property that is not a Material Lease and (E) transfers among the Company and its wholly owned Subsidiaries;

(xiv)(A) grant or provide any severance or termination payments or benefits to any director, consultant or employee of the Company or any of its Subsidiaries, except, in the case of employees who are not executive officers of the Company, in the ordinary course of business consistent with past practices or as required by agreements, plans, programs or arrangements in effect on the date hereof, (B) increase in any manner the compensation or bonus of, or make or amend in any respect any equity awards under any Benefit Plan to, or grant any bonuses to, any director, consultant or employee of the Company or any of its Subsidiaries, except (1) in the case of employees or consultants who are not executive officers of the Company, in the ordinary course of business consistent with past practices, and (2) in the case of employees who are executive officers of the Company, (x) increases in base salary in connection with the Company’s usual and customary annual review in 2011, so long as any such increases are consistent with past practices, and (y) granting of Company PSUs that can be settled for up to 288,200 Company Shares in connection with the Company’s usual and customary annual review in 2011, so long as any such grants are consistent with past practices, (C) except as required by Law, establish, adopt, terminate or amend any Benefit Plan (other than routine changes to welfare plans) or accelerate the vesting of any compensation for the benefit of any Person; or (D) except as required by Law, establish, adopt, enter into or amend any collective bargaining agreement, plan, trust, fund, policy or arrangement for the benefit of any current or former directors, consultants, officers or employees or any of their beneficiaries;

(xv) grant a license of any material Intellectual Property owned by the Company or any of its Subsidiaries other than in the ordinary course of business;

(xvi) disclose any confidential information relating to any material Intellectual Property, except pursuant to the issuance of a patent, publication of a patent application, or subject to a confidentiality agreement, or allow any lapse or abandonment of any material Intellectual Property, or any registration or grant thereof, or any application related thereto to which, or under which, the Company or any Subsidiary has any ownership interest, excluding any such disclosure or abandonment made by the Company or any Subsidiary thereof in the exercise of its reasonable business judgment or any amendment, withdrawal, or cancellation of claims of a patent application that occurs in the ordinary course of prosecuting such patent application;

(xvii) enter into any arrangements relating to any royalty or similar payment based on the revenues, profits or sales volume of the Company or any Subsidiary thereof, whether as part of the terms of the capital stock of the Company or any Subsidiary or by any separate agreement, pursuant to which the Company and its Subsidiaries reasonably expect to make aggregate payments in excess of $10 million in any calendar year;

(xviii) enter into any transaction with any Affiliate of the Company (other than any of its Subsidiaries) providing for payments by or to the Company or any Subsidiary thereof in excess of $125,000, other than the agreements expressly contemplated by this Agreement; or

(xix) agree, authorize or commit to do any of the foregoing.

(b) Neither Parent nor Merger Sub shall knowingly take or permit any of their Affiliates to take any action that is reasonably likely to prevent or delay the consummation of the Merger.

(c) The Company shall use its reasonable best efforts to cause to be delivered to Parent at the Closing an executed affidavit dated as of the Closing Date in accordance with Treasury Regulation Section 1.897-2(h)(2), certifying that an interest in the Company is not a U.S. real property interest within the meaning of Section 897(c) of the Code and which sets forth the Company’s name, address and taxpayer identification number (the “FIRPTA Affidavit”). In the event the Company reasonably determines that is unable to deliver the FIRPTA Affidavit to Parent, it shall provide written notice no later than ten (10) days prior to the Closing Date indicating that it will be unable to deliver the FIRPTA Affidavit. In such case, the Company shall thereafter cooperate with Parent to enable Parent to withhold any Taxes from the Merger Consideration that the Parent determines is subject to withholding as a result of the Company’s failure to deliver such FIRPTA Affidavit.

(d) Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.2. Acquisition Proposals; Go-Shop Period.

(a) Go-Shop Period. Notwithstanding anything to the contrary contained in this Agreement, during the period beginning on the date of this Agreement and continuing until 11:59 p.m. (Eastern time) on the fortieth (40th) day after the date of this Agreement (the “Go-Shop Period”), the Company and its Subsidiaries and their respective directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives (collectively, “Representatives”) shall have the right to: (i) initiate, solicit and encourage any inquiry or the making of any proposals or offers that constitute Acquisition Proposals, including by way of providing access to non-public information to any Person pursuant to confidentiality agreements on customary terms not materially more favorable to such Person than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreements need not prohibit the making or amendment of an Acquisition Proposal); provided that the Company shall promptly (and in any event within twenty-four (24) hours thereafter) make available to Parent and Merger Sub any material non-public information concerning the Company or its Subsidiaries that the Company provides to any Person given such access that was not previously made available to Parent or Merger Sub, and (ii) engage or enter into or otherwise participate in any discussions or negotiations with any Persons or groups of Persons with respect to any Acquisition Proposals or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, discussions or negotiations or any effort or attempt to make any Acquisition Proposals.

(b) No Solicitation or Negotiation. Except as expressly permitted by this Section 6.2 (including Section 6.2(c)) and except as may relate to any Excluded Party, the Company and its Subsidiaries and their respective officers and directors shall, and the Company shall use its reasonable best efforts to instruct and cause its and its Subsidiaries’ other Representatives to, (i) at 12:00 a.m. on the forty-first (41st) day after the date of this Agreement (the “No-Shop Period Start Date”) immediately cease any discussions or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal, and (ii) from the No-Shop Period Start Date until the earlier of the Effective Time and the termination of this Agreement in accordance with Article VIII, not (A) initiate, solicit or knowingly encourage any inquiries or the making of any proposal or offer that constitutes an Acquisition Proposal, (B) engage in or otherwise participate in any discussions or negotiations regarding, or provide any non-public information or data concerning the Company or its Subsidiaries to any Person relating to, any Acquisition Proposal, (C) enter into any agreement or agreement in principle with respect to any Acquisition Proposal (other than a confidentiality agreement referred to in Section 6.2(a) or Section 6.2(c)) or (D) otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal.

(c) Conduct Following No-Shop Period Start Date. Notwithstanding anything in this Agreement to the contrary, but subject to the last sentence of this Section 6.2(c), at any time following the No-Shop Period Start Date and prior to the time, but not after, the Company Requisite Vote is obtained, if the Company receives a written Acquisition Proposal from any Person that did not result from a material breach of Section 6.2(b), the Company and its Representatives may contact such Person to clarify the terms and conditions thereof and, subject to compliance with this Section 6.2, (i) the Company and its Representatives may provide non-public information and data concerning the Company and its Subsidiaries in response to a request therefor by such Person if the Company receives from such Person an executed confidentiality agreement on customary terms not materially more favorable to such Person than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreement need not prohibit the making or amendment of an Acquisition Proposal); provided that the Company shall promptly (and in any event within twenty-four (24) hours thereafter) make available to Parent and Merger Sub any material non-public information concerning the Company or its Subsidiaries that the Company made available to any Person given such access which was not previously made available to Parent or Merger Sub, (ii) the Company and its Representatives may engage or participate in any discussions or negotiations with such Person and (iii) after having complied with Section 6.2(e), the Board of Directors of the Company or any committee thereof may authorize, adopt, approve, recommend, or otherwise declare advisable or propose to authorize, adopt, approve, recommend or declare advisable (publicly or otherwise) such an Acquisition Proposal, if and only to the extent that, (x) prior to taking any action described in clause (i) or (ii) above, the Board of Directors of the Company or any committee thereof determines in good faith (after consultation with its outside legal counsel) that failure to take such action could be inconsistent with the directors’ fiduciary duties under applicable Law; (y) in each such case referred to in clause (i) or (ii) above, the Board of Directors of the Company or any committee thereof has determined in good faith (after consultation with outside legal counsel and a financial advisor) that such Acquisition Proposal either constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal; and (z) in the case referred to in clause (iii) above, the Board of Directors of the Company or any committee thereof determines in good faith (after consultation with outside legal counsel and a financial advisor) that such Acquisition Proposal is a Superior Proposal. For the avoidance of doubt, notwithstanding the occurrence of the No-Shop Period Start Date, the Company may continue to engage in the activities described in Section 6.2(a) with respect to any Excluded Party, including with respect to any amended proposal submitted by any Excluded Party following the No-Shop Period Start Date, and the restrictions in Section 6.2(b) shall not apply with respect thereto.

(d) Definitions. For purposes of this Agreement:

(i) “Acquisition Proposal” means (i) any proposal or offer with respect to a merger, consolidation, business combination or similar transaction involving the Company or (ii) any acquisition by any Person or group of Persons resulting in, or proposal or offer to acquire by tender offer, share exchange or in any manner which if consummated would result in, any Person or group of Persons becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, equity securities of the Company representing more than 20% of all outstanding equity securities of the Company (by vote or value), or more than 20% of the consolidated total assets (including, equity securities of its Subsidiaries) of the Company and its Subsidiaries, taken as a whole, in each case other than the transactions contemplated by this Agreement.

(ii) “Excluded Party” means any Person, group of Persons or group that includes any Person or group of Persons, from whom the Company has received during the Go-Shop Period a written Acquisition Proposal that the Board of Directors of the Company determines in good faith (after consultation with its outside legal counsel and a financial advisor) is, or could reasonably be expected to result in, a Superior Proposal.

(iii) “Superior Proposal” means a bona fide written Acquisition Proposal (with the percentages set forth in the definition of such term changed from 20% to 50%), that the Board of Directors of the Company or any committee thereof has determined in its good faith judgment after consultation with outside legal and financial advisors (i) is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial, regulatory, timing and other aspects of the proposal (including the financing thereof) and the Person making the proposal, and (ii) if consummated, would result in a transaction more favorable to the Company’s stockholders from a financial point of view than the transaction contemplated by this Agreement.

(e) No Change in Recommendation or Alternative Acquisition Agreement. Except as set forth in this Section 6.2(e), Section 6.2(f) or Section 8.3(a), the Board of Directors of the Company and each committee thereof shall not:

(i) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent, the Company Recommendation with respect to the Merger or approve or recommend, or propose publicly to approve or recommend, or resolve to approve or recommend, any Acquisition Proposal (it being understood that the Board of Directors may take no position with respect to an Acquisition Proposal until the close of business as of the tenth (10th) business day after the commencement of such Acquisition Proposal pursuant to Rule 14d-2 under the Exchange Act without such action being considered an adverse modification); or

(ii) except as expressly permitted by Section 8.3(a), cause or permit the Company to enter into any letter of intent, acquisition agreement, merger agreement or similar definitive agreement (other than a confidentiality agreement referred to in Section 6.2(a) or Section 6.2(c)) (an “Alternative Acquisition Agreement”) relating to any Acquisition Proposal.

Notwithstanding anything to the contrary set forth in this Agreement, prior to the time, but not after, the Company Requisite Vote is obtained, the Board of Directors of the Company and any committee thereof may (A) withhold, withdraw, qualify or modify the Company Recommendation or (B) approve, recommend or otherwise declare advisable any Acquisition Proposal that the Board of Directors of the Company or any committee thereof determines in good faith is a Superior Proposal made after the date hereof (including by an Excluded Party), if, in the case of (A) or (B), the Board of Directors of the Company or any committee thereof determines in good faith, after consultation with its outside counsel, that failure to do so could be inconsistent with its fiduciary obligations under applicable Law (a “Change of Recommendation”) and may also take action pursuant to Section 8.3(a); provided, however, that the Company shall not effect a Change of Recommendation in connection with a Superior Proposal or take any action pursuant to Section 8.3(a) with respect to a Superior Proposal unless: (x) the Company notifies Parent in writing, at least seventy-two (72) hours in advance, that it intends to effect a Change of Recommendation in connection with a Superior Proposal or to take action pursuant to Section 8.3(a) with respect to a Superior Proposal, which notice shall specify the identity of the party who made such Superior Proposal and all of the material terms and conditions of such Superior Proposal and attach the most current version of such agreement; (y) after providing such notice and prior to making such Change of Recommendation in connection with a Superior Proposal or taking any action pursuant to Section 8.3(a) with respect to a Superior Proposal, the Company shall negotiate in good faith with Parent during such seventy-two (72) hour period (to the extent that Parent desires to negotiate) to make such revisions to the terms of this Agreement as would permit the Board of Directors of the Company not to effect a Change of a Recommendation in connection with a Superior Proposal or to take such action pursuant to Section 8.3(a) in response to a Superior Proposal; and (z) the Board of Directors of the Company shall have considered in good faith any changes to this Agreement, the Financing Commitments and the Guaranty offered in writing by Parent in a manner that would form a binding contract if accepted by the Company and shall have determined in good faith that the Superior Proposal would continue to constitute a Superior Proposal if such changes offered in writing by Parent were to be given effect; provided that, for the avoidance of doubt, the Company shall not effect a Change of Recommendation in connection with a Superior Proposal or take any action pursuant to Section 8.3(a) with respect to a Superior Proposal prior to the time that is seventy-two (72) hours after it has provided the written notice required by clause (x) above; provided further that in the event that the Acquisition Proposal is thereafter modified by the party making such Acquisition Proposal, the Company shall provide written notice of such modified Acquisition Proposal and shall again comply with this Section 6.2(e), except that the deadline for such new written notice shall be reduced to twenty-four (24) hours (rather than the seventy-two (72) hours otherwise contemplated by this Section 6.2(e)) and the time the Company shall be permitted to effect a Change of Recommendation in connection with a Superior Proposal or to take action pursuant to Section 8.3(a) with respect to a Superior Proposal shall be reduced to the time that is twenty-four (24) hours after it has provided such written notice (rather than the time that is seventy-two (72) hours otherwise contemplated by this Section 6.2(e)).

(f) Certain Permitted Disclosure. Nothing contained in this Section 6.2 shall be deemed to prohibit the Company or the Board of Directors of the Company or any committee thereof from (i) complying with its disclosure obligations under U.S. federal or state Law with regard to an Acquisition Proposal, including taking and disclosing to its stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to stockholders), or (ii) making any “stop-look-and-listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any similar communications to the stockholders of the Company).

(g) Notice. Within three (3) business days following the No-Shop Period Start Date, the Company shall notify Parent of the number of Excluded Parties and provide Parent with a written summary of the material terms and conditions of any Acquisition Proposal received from any Excluded Party (which material terms and conditions shall include the identity of the Person or group of Persons making the Acquisition Proposal). From and after the No-Shop Period Start Date, the Company agrees that it will promptly (and, in any event, within forty-eight (48) hours) notify Parent if (i) any proposals or offers with respect to an Acquisition Proposal are received by it or any of its Representatives indicating, in connection with such notice, the identity of the Person making the proposal or offer and the material terms and conditions of any proposals or offers (including, if applicable, copies of any proposals or offers constituting Acquisition Proposals, including proposed agreements) and (ii) any non-public information is requested from, or any discussions or negotiations are sought to be initiated with, it or any of its Representatives indicating, in connection with such notice, the identity of the Person seeking such information or discussions or negotiations, and in each case, thereafter shall keep Parent reasonably informed of the status of any such discussions or negotiations. In the event that any such party modifies its Acquisition Proposal in any material respect, the Company shall notify Parent within forty-eight (48) hours after receipt of such modified Acquisition Proposal of the fact that such Acquisition Proposal has been modified and the terms of such modification (including, if applicable, copies of any written documentation reflecting such modification). The Company agrees that it and its Subsidiaries will not enter any confidentiality agreement subsequent to the date hereof which prohibits the Company from providing to Parent such material terms and conditions and other information.

6.3. Proxy Filings; Information Supplied. The Company shall prepare and file with the SEC, as promptly as practicable after the date hereof, a proxy statement in preliminary form relating to the Stockholders Meeting (such proxy statement, including any amendment or supplement thereto, the “Proxy Statement”). The Company agrees that at the date of mailing to stockholders of the Company and at the time of the Stockholders Meeting, (i) the Proxy Statement will comply in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder and (ii) none of the information supplied by it or any of its Subsidiaries for inclusion or incorporation by reference in the Proxy Statement will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Parent and Merger Sub agree that none of the information supplied by either of them or any of their Affiliates for inclusion in the Proxy Statement will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding anything to the contrary stated above, prior to filing or mailing the Proxy Statement (or, in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company shall provide Parent an opportunity to review and comment on such document or response and shall consider in good faith any comments reasonably proposed by Parent.

6.4. Stockholders Meeting. Subject to fiduciary obligations under applicable Law, the Company will take, in accordance with applicable Law and its certificate of incorporation and bylaws, all reasonable action necessary to convene a meeting of Record Holders of Common Shares (the “Stockholders Meeting”) as promptly as practicable after the date of mailing of the Proxy Statement to consider and vote upon the adoption of this Agreement; provided, however, for the avoidance of doubt, the Company may postpone or adjourn the Stockholders Meeting (i) with the consent of Parent; (ii) for the absence of a quorum; (iii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Board of Directors of the Company has determined in good faith after consultation with outside counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s stockholders prior to the Stockholders Meeting; (iv) to allow reasonable additional time to solicit additional proxies; (v) if required by Law; or (vi) if the Company has provided a written notice to Parent and Merger Sub pursuant to Section 6.2(e) that it intends to make a Change of Recommendation in connection with a Superior Proposal or take action pursuant to Section 8.3(a) with respect to a Superior Proposal and the deadline contemplated by Section 6.2(e) with respect to such notice has not been reached. Subject to Section 6.2, the Board of Directors of the Company shall recommend such adoption, shall include such recommendation in the Proxy Statement and shall take all reasonable lawful action to solicit such adoption of this Agreement.

6.5. Filings; Other Actions; Notification.

(a) Proxy Statement. The Company shall promptly notify Parent of the receipt of all comments from the SEC with respect to the Proxy Statement and of any request by the SEC for any amendment or supplement thereto or for additional information and shall promptly provide to Parent copies of all correspondence between the Company and/or any of its Representatives and the SEC with respect to the Proxy Statement. The Company and Parent shall each use its reasonable best efforts to promptly provide responses to the SEC with respect to all comments received on the Proxy Statement from the SEC. The Company shall cause the definitive Proxy Statement to be mailed promptly after the date the SEC staff advises that it has no further comments thereon or that the Company may commence mailing the Proxy Statement; provided, that the Company shall not be required to mail the Proxy Statement prior to the No-Shop Period Start Date.

(b) Cooperation. Subject to the terms and conditions set forth in this Agreement,

(i) the Company and Parent shall cooperate with each other and use (and shall cause their respective Affiliates to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable the expiration or termination of any applicable waiting period, and to obtain all necessary actions, non actions, waivers, consents, registrations, approvals, permits and authorizations that may be required, necessary or advisable to be obtained from any third party and/or any Governmental Entity (including any Governmental Antitrust Entity) in order to consummate the Merger or any of the other transactions contemplated by this Agreement, under the HSR Act, the ECMR and any other applicable Antitrust Law.

(ii) In furtherance of and not in limitation of the foregoing, Parent and the Company each shall file the initial pre-merger notifications with respect to this Agreement and the transactions contemplated herein required under the HSR Act (which filing, including the exhibits thereto, need not be shared or otherwise disclosed to the other party except to outside counsel of each party) no later than ten (10) business days after the date of this Agreement. Parent and the Company shall also make, as soon as practicable, all notifications, reports, applications or other filings, and take all other actions, that may be reasonably necessary, proper or advisable, under the ECMR and any other applicable Antitrust Law.

(iii) The Company and Parent will each request early termination of the waiting period with respect to the Merger under the HSR Act, the ECMR and any other applicable Antitrust Law. Parent will not withdraw its initial filing under the HSR Act, the ECMR or any other Antitrust Law, as the case may be, and refile any of them unless the Company has consented in advance to such withdrawal and refiling.

(iv) The Company and Parent shall not enter into any agreement with a Governmental Entity (including any Governmental Antitrust Entity) to extend any waiting period, or to delay or not to consummate the Merger under the HSR Act, the ECMR or any other applicable Antitrust Law.

(v) Subject to applicable Laws relating to the exchange of information, Parent and the Company shall have the right to review in advance, and to the extent practicable each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Parent or the Company, as the case may be, and any of their respective Affiliates, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement. In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as practicable.

(vi) Nothing in this Agreement shall require the Company or its Subsidiaries to take or agree to take any action with respect to its business or operations unless the effectiveness of such agreement or action is conditioned upon Closing.

(vii) For purposes of this Agreement, “Antitrust Law” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, the ECMR and the Laws of South Africa, Brazil, Russia, Turkey and the People’s Republic of China that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(c) Information. Subject to applicable Laws, the Company and Parent each shall, upon request by the other, furnish the other with all information concerning itself, its Affiliates, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Affiliates to any third party and/or any Governmental Entity in connection with the Merger and the transactions contemplated by this Agreement, including under the HSR Act, the ECMR and any other applicable Antitrust Law.

(d) Status. Subject to applicable Laws and the instructions of any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as the case may be, or any of its Affiliates, from any third party and/or any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement. Neither the Company nor Parent shall permit any of its Affiliates, officers or any other Representatives to participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry with respect to the Merger and the other transactions contemplated hereby unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate thereat.

(e) Antitrust Matters. Subject to the terms and conditions set forth in this Agreement, without limiting the generality of the other undertakings pursuant to this Section 6.5, each of the Company (in the case of clauses (i) and (iv) of this Section 6.5(e) set forth below) and Parent (in all cases set forth below) agree to take or cause to be taken the following actions:

(i) to provide any information, document or filing or any supplementary information, document or filings reasonably requested or required by any Governmental Entity with jurisdiction over enforcement of applicable Antitrust Law (a “Governmental Antitrust Entity”) as promptly as practicable;

(ii) to cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry or proceeding, judicial or administrative, including any proceeding initiated by a Governmental Antitrust Entity or private party;

(iii) to use its reasonable best efforts to avoid the entry or enactment of any permanent, preliminary or temporary injunction or other order, decree, decision, determination, judgment, investigation or Law that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement; and

(iv) to contest, resist, defend and resolve any lawsuit or other legal proceeding, whether judicial or administrative, challenging this Agreement or the consummation of the transaction contemplated by it, and in the event that any permanent, preliminary or temporary injunction, decision, order, judgment, determination, decree or Law is entered, issued or enacted, or becomes reasonably foreseeable to be entered, issued or enacted, in any proceeding, review or inquiry of any kind that would make consummation of the Merger in accordance with the terms of this Agreement unlawful or that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Merger or the other transactions contemplated by this Agreement, to use its reasonable best efforts to take any and all steps (including the appeal thereof, the posting of a bond) necessary to resist, vacate, modify, reverse, suspend, prevent, eliminate, avoid or remove such actual, anticipated or threatened injunction, decision, order, judgment, determination, decree or enactment so as to permit such consummation on a schedule as close as possible to that contemplated by this Agreement.

Notwithstanding anything in this Agreement to the contrary, the obligations of Parent under this Section 6.5 shall include Parent committing to: (A) selling, divesting, or otherwise conveying particular assets, categories, portions or parts of assets or businesses of Parent and its Affiliates; (B) agreeing to sell, divest, or otherwise convey any particular asset, category, portion or part of an asset or business of the Company and its Subsidiaries contemporaneously with or subsequent to the Effective Time; (C) permitting the Company to sell, divest, or otherwise convey any of the particular assets, categories, portions or parts of assets or business of the Company or any of its Subsidiaries prior to the Effective Time; and (D) licensing, holding separate or entering into similar arrangements with respect to its respective assets or the assets of the Company or conduct of business arrangements or terminating any and all existing relationships and contractual rights and obligations as a condition to obtaining any and all expirations of waiting periods under the HSR Act or consents from any Governmental Antitrust Entity necessary, to consummate the transactions contemplated hereby. All efforts described in this Section 6.5(e) shall be unconditional and shall not be qualified by reasonable best efforts and no actions taken pursuant to clauses (A)-(D) of this paragraph shall be considered for purposes of determining whether a Company Material Adverse Effect has occurred.

6.6. Access and Reports. Subject to applicable Law, from the date hereof throughout the period prior to the Effective Time, the Company shall (and shall cause its Subsidiaries to) (i) upon reasonable prior written notice, afford Parent’s officers and other authorized Representatives reasonable access, during normal business hours, to its employees, properties, books, contracts and records, except that Parent and its Representatives may not conduct Phase I or Phase II environmental site assessments or any other sampling activities, (ii) furnish promptly to Parent all information concerning its business, properties and personnel as may reasonably be requested by Parent and (iii) use its reasonable best efforts to, within twenty (20) days after the end of each month following the date hereof, furnish to Parent an unaudited monthly consolidated statements of operations for the Company and its Subsidiaries; provided that no investigation pursuant to this Section 6.6 shall affect or be deemed to modify or supplement any representation or warranty made by the Company herein, and provided, further, that the foregoing shall not require the Company (x) to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality or (y) to disclose any privileged information of the Company or any of its Subsidiaries. All requests for information made pursuant to this Section 6.6 shall be directed to the General Counsel of the Company or other Person designated by the Company. All such information shall be governed by the terms of the Confidentiality Agreement.

6.7. Stock Exchange De-listing. Parent shall take such actions prior to the Effective Time to cause the Company’s securities to be de-listed from the NYSE and de-registered under the Exchange Act as soon as practicable following the Effective Time.

6.8. Publicity. The initial press release regarding the Merger shall be a joint press release and thereafter (unless and until a Change of Recommendation has occurred or in connection with Section 6.2(e)) the Company and Parent each shall consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated by this Agreement and prior to making any filings with any third party and/or any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto, except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Entity.

6.9. Employee Benefits.

(a) For a period of not less than one year following the Closing Date, the Surviving Corporation shall provide all individuals who are employees of the Company and its Subsidiaries (including employees who are not actively at work on account of illness, disability or leave of absence) on the Closing Date (the “Affected Employees”), while employed by the Company or the Subsidiaries, with compensation and benefits which are substantially comparable in the aggregate (excluding any benefits accelerated or payable as a result of the transactions contemplated by this Agreement) to the compensation and benefits provided to such Affected Employees as of the date of this Agreement (other than equity compensation incentives and any compensation or benefits triggered in whole or in part by the consummation of the transactions contemplated hereby). Nothing contained in this Section 6.9 shall be deemed to grant any Affected Employee any right to continued employment after the Closing Date. Parent shall cause the Surviving Corporation to provide to any Affected Employee who is terminated during the one year period following the Closing Date severance benefits (i.e., salary continuation and post-employment welfare benefits) in an amount equal to any such severance benefits such Affected Employee is entitled to as of the date of this Agreement (assuming service through the applicable termination date, but excluding any amendment to any Benefit Plans or written agreement with the applicable Affected Employee subsequent to the date hereof); provided, however, the foregoing shall not increase or extend any benefits payable pursuant to any written agreement, including those set forth on Section 6.9(c) of the Company Disclosure Letter.

(b) Parent will cause any employee benefit plans of Parent and its Subsidiaries (other than the Surviving Corporation and its Subsidiaries) in which the Affected Employees are entitled to participate after the Closing Date to take into account for purposes of eligibility, vesting, level of benefits (but not benefit accruals under any defined benefit pension plans), service by such employees as if such service were with Parent or its Subsidiaries, to the same extent such service was credited under an analogous Benefit Plan (except to the extent it would result in a duplication of benefits).

(c) From and after the Effective Time, with respect to the matters referred to on Section 6.9(c) of the Company Disclosure Letter, Parent shall, and shall cause the Surviving Corporation and any successor thereto, to honor, fulfill and discharge the Company’s and its Subsidiaries’ obligations under the agreements identified in Section 6.9(c) of the Company Disclosure Letter in accordance with the terms of such agreements.

(d) For the one-year period following the Effective Time, with respect to the Affected Employees and their eligible dependents, Parent shall, or shall cause the Surviving Corporation, to: (i) waive any pre-existing conditions to the extent such pre-existing conditions were waived under the existing plans of the Company as of the date of this Agreement, (ii) provide credit for prior service with the Company and its Affiliates as of the Closing Date for purposes of satisfying any applicable waiting periods, and (iii) give credit in the year in which the Effective Time occurs for any copayments, deductibles and out-of-pocket limits paid by the Affected Employee and eligible dependents in such year prior to the Effective Time.

(e) Nothing contained in this Section 6.9, express or implied (i) shall be construed to establish, amend, or modify any Benefit Plan, program, agreement or arrangement or (ii) is intended to confer upon any Person (including employees, retirees, or dependents or beneficiaries of employees or retirees) any rights as a third-party beneficiary of this Agreement.

6.10. Expenses. The Surviving Corporation shall pay all charges and expenses, including those of the Paying Agent, in connection with the transactions contemplated in Article IV. Except as otherwise provided in Section 8.5, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement and the financing thereof (collectively, the “Expenses”) shall be paid by the party incurring such expense except, subject to the terms of this Agreement, (a) for Parent’s reimbursement obligations pursuant to Section 6.14(b) and (b) for Parent’s indemnification obligations pursuant to Section 6.14(b).

6.11. Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, each of Parent and the Surviving Corporation agrees that it will indemnify and hold harmless, to the fullest extent permitted under applicable Law (and Parent shall also advance expenses as incurred to the fullest extent permitted under applicable Law), each present and former director and officer of the Company and its Subsidiaries (collectively, the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Parties’ service as a director or officer of the Company or its Subsidiaries or services performed by such persons at the request of the Company or its Subsidiaries at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including, for the avoidance of doubt, in connection with (i) the transactions contemplated by this Agreement and (ii) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party.

(b) Prior to the Effective Time, the Company shall and, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to obtain and fully pay the premium for “tail” insurance policies for the extension of (i) the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies, and (ii) the Company’s existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of at least six years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s insurance carrier as of the date hereof with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as the Company’s existing policies with respect to any matter claimed against a director or officer of the Company or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided that the cost of the annual premium amount for such “tail” insurance policies does not exceed an amount equal to 300% of the annual premiums currently paid by the Company for such insurance. If the Company or the Surviving Corporation, as applicable, for any reason fail to obtain such insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six years from and after the Effective Time the D&O Insurance in place as of the date hereof with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as provided in the Company’s existing policies as of the date hereof, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, use reasonable best efforts to purchase comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as provided in the Company’s existing policies as of the date hereof; provided, however, that in no event shall Parent or the Surviving Corporation be required to expend for such policies pursuant to this sentence an annual premium amount in excess of 300% of the annual premiums currently paid by the Company for such insurance; and provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c) If Parent or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations set forth in this Section 6.11.

(d) The provisions of this Section 6.11 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, who are third party beneficiaries of this Section 6.11.

(e) The rights of the Indemnified Parties under this Section 6.11 shall be in addition to any rights such Indemnified Parties may have under the certificate of incorporation, bylaws or comparable governing documents of the Company or any of its Subsidiaries, or under any applicable Contracts or Laws. All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party as provided in the certificate of incorporation, bylaws or comparable governing documents of the Company and its Subsidiaries or any indemnification agreement between such Indemnified Party and the Company or any of its Subsidiaries shall survive the Merger and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.

6.12. Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, the Company and its Board of Directors shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

6.13. Parent Vote.

(a) Parent shall vote (or consent with respect to) or cause to be voted (or a consent to be given with respect to) any Common Shares beneficially owned by it or any of its Subsidiaries or with respect to which it or any of its Subsidiaries has the power (by agreement, proxy or otherwise) to cause to be voted (or to provide a consent), in favor of the adoption of this Agreement at any meeting of stockholders of the Company at which this Agreement shall be submitted for adoption and at all adjournments or postponements thereof (or, if applicable, by any action of stockholders of the Company by consent in lieu of a meeting).

(b) Immediately following the execution of this Agreement, Parent shall execute and deliver, in accordance with Section 228 of the DGCL and in its capacity as the sole stockholder of Merger Sub, a written consent adopting the Agreement.

6.14. Financing.

(a) Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the Debt Financing on the terms and conditions described in the Debt Financing Commitments and shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy under the Financing Commitments if such amendment, modification or waiver would (x) reduce the aggregate amount of the Debt Financing (including by changing the amount of fees to be paid or original issue discount of the Debt Financing unless the Equity Financing is increased by a corresponding amount), or (y) impose new or additional conditions, or otherwise amend, modify or expand any conditions, to the receipt of the Debt Financing in a manner that would reasonably be expected to (I) delay or prevent the Closing Date, (II) make the funding of the Debt Financing (or satisfaction of the conditions to obtaining the Debt Financing) less likely to occur or (III) adversely impact the ability of Parent or Merger Sub to enforce its rights against the other parties to the Debt Financing Commitments or the definitive agreements with respect thereto, the ability of Parent or Merger Sub to consummate the transactions contemplated hereby or the likelihood of consummation of the transactions contemplated hereby. Subject to the limitations set forth in this Section 6.14 and provided that the representations in Section 5.2(e) shall be true and correct giving effect to such replacement or amendment, Parent and Merger Sub may replace or amend the Debt Financing Commitments to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Financing Commitments as of the date hereof, if the addition of such additional parties, individually or in the aggregate, would not reasonably be expected to (i) delay or prevent the Closing Date, (ii) make the funding of the Debt Financing (or satisfaction of the conditions to obtaining the Debt Financing) less likely to occur or (iii) adversely impact the ability of Parent or Merger Sub to enforce its rights against the other parties to the Debt Financing Commitments or the definitive agreements with respect thereto, the ability of Parent or Merger Sub to consummate the transactions contemplated hereby or the likelihood of consummation of the transactions contemplated hereby. For purposes of this Section 6.14, references to “Financing” shall include the financing contemplated by the Financing Commitments as permitted to be amended or modified by this Section 6.14(a) and references to “Financing Commitments” or “Debt Financing Commitments” shall include such documents as permitted to be amended or modified by this Section 6.14(a). Without limiting the foregoing, Parent and Merger Sub shall use their reasonable best efforts to (i) maintain in effect the Debt Financing Commitments until the transactions contemplated by this Agreement are consummated, (ii) satisfy all conditions and covenants applicable to Parent and Merger Sub in the Debt Financing Commitments (including by consummating the financing pursuant to the terms of the Equity Financing Commitments) at or prior to Closing and otherwise comply with its obligations thereunder, (iii) enter into definitive agreements with respect thereto on the terms and conditions (including the flex provisions) contemplated by the Debt Financing Commitments, (iv) consummate the Financing at or prior to the Closing, (v) enforce its rights under the Debt Financing Commitments (including by suit or other appropriate proceeding) and (vi) cause the lenders and other Persons providing Financing to fund on the Closing Date the Financing contemplated to be funded on the Closing Date by the Debt Financing Commitments (or such lesser amount as may be required to consummate the Merger and the other transactions contemplated hereby). Without limiting the generality of the foregoing, Parent and Merger Sub shall give the Company prompt notice: (A) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any breach or default) by any party to any Financing Commitment or definitive document related to the Financing of which Parent or its Affiliates becomes aware; (B) of the receipt of any written notice or other written communication from any Person with respect to any: (x) actual or potential breach, default, termination or repudiation by any party to any Financing Commitment or any definitive document related to the Financing or any provisions of the Financing Commitment or any definitive document related to the Financing or (y) material dispute or disagreement between or among any parties to any Financing Commitment or any definitive document related to the Financing (but excluding, for the avoidance of doubt, any ordinary course negotiations with respect to the terms of the Financing or any definitive agreement with respect thereto); and (C) if for any reason Parent or Merger Sub believes in good faith that it will not be able to obtain all or any portion of the Financing on the terms, in the manner or from the sources contemplated by the Financing Commitment or the definitive documents related to the Financing; provided, that in no event will Parent or Merger Sub be under any obligation to disclose any information that is subject to attorney-client or similar privilege if Parent and Merger Sub shall have used their reasonable best efforts to disclose such information in a way that would not waive such privilege. As soon as reasonably practicable, but in any event within five (5) business days after the date the Company delivers Parent or Merger Sub a written request, Parent and Merger Sub shall provide any information reasonably requested by the Company relating to any circumstance referred to in clause (A), (B) or (C) of the immediately preceding sentence. If any portion of the Debt Financing becomes unavailable on the terms and conditions (including the flex provisions) contemplated in the Debt Financing Commitments, Parent shall use its reasonable best efforts to arrange and obtain alternative financing from alternative sources on terms and conditions that are no less favorable, in the aggregate, to Parent (taking into account the flex provisions set forth in the Debt Financing Commitments) than those set forth in the Debt Financing Commitment, in an amount sufficient to consummate the transactions contemplated by this Agreement as promptly as practicable following the occurrence of such event but in no event later than the later of (x) the second (2nd) business day following the satisfaction or waiver in accordance with this Agreement of all of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) and (y) the first (1st) business day following the last business day of the Marketing Period. For purposes of this Agreement, “Marketing Period” shall mean the first period of twenty (20) consecutive business days after the date of this Agreement throughout which (A) Parent shall have the Essential Marketing Information and (B) the conditions set forth in Section 7.1 shall have been satisfied or waived and nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 7.2 to fail to be satisfied assuming the Closing were to be scheduled for any time during such twenty (20) consecutive business day period; provided, however, without the consent of Parent, in no event shall the Marketing Period commence prior to the No-Shop Period Start Date; provided, further, that (i) if such consecutive day period has not ended by December 23, 2010, then it shall not commence until January 4, 2011 or thereafter, (ii) if such consecutive day period begins after January 4, 2011 it shall be extended to a period of twenty-five (25) consecutive business days, (iii) if such consecutive day period has not ended prior to February 14, 2011, then it shall not commence until the Company has filed its Form 10-K for year ending December 31, 2010 with the SEC or thereafter; provided that this clause (iii) shall not apply if the Company has filed its Form 10-K for the year ending December 31, 2010 with the SEC on or prior to February 14, 2011, and (iv) the Marketing Period shall not be deemed to have commenced if, prior to the completion of the Marketing Period, Ernst & Young LLP shall have withdrawn its audit opinion contained in the Essential Marketing Information; provided that the Marketing Period shall end on any earlier date that is the date on which the Debt Financing otherwise is obtained. For purposes of this Agreement, “Essential Marketing Information” shall mean, as of any date, (i) such financial statements, financial data and other pertinent information regarding the Company and its Subsidiaries of the type required by SEC Regulation S-X and SEC Regulation S-K under the Securities Act (including pro forma financial information, provided that it is understood that assumptions underlying the pro forma adjustments relating to the Debt Financing are the responsibility of Parent) for registered offerings of non-convertible debt securities, to the extent the same is of the type and form customarily included in private placements under Rule 144A under the Securities Act to consummate the offering of secured or unsecured senior notes and/or senior subordinated notes, as specified in writing by Parent to the Company prior to the No-Shop Period Start Date (provided that in no circumstance shall the Company be required to provide subsidiary financial statements or any other information of the type required by Rule 3-09 or Rule 3-16 of Regulation S-X, Compensation Disclosure and Analysis required by Regulation S-K Item 402(b) or other information customarily excluded from a Rule 144A offering memorandum), and (ii) such other information and data as are otherwise necessary in order to receive customary “comfort” letters with respect to the financial statements and data referred to in clause (i) of this definition (including “negative assurance” comfort) from the independent auditors of the Company and its Subsidiaries on any date during the relevant period; provided, however, that if the Company shall in good faith reasonably believe it has delivered the Essential Marketing Information, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the Marketing Period shall be deemed to have commenced on the date specified in that notice unless Parent in good faith reasonably believes the Company has not completed delivery of the Essential Marketing Information and, within three (3) business days of the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with specificity which Essential Marketing Information that Parent reasonably believes the Company has not delivered). Parent shall keep the Company informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Debt Financing and concurrently provide copies of all material documents provided to the lenders or otherwise related to the Debt Financing to the Company.

(b) Prior to the Closing, the Company shall use reasonable best efforts to provide to Parent and Merger Sub, at Parent’s sole expense, all cooperation reasonably requested by Parent that is necessary in connection with the Debt Financing, including (i) furnishing Parent and Merger Sub and their Financing Sources the Essential Marketing Information, (ii) participating in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers or agents for, and prospective lenders and purchasers of, the Debt Financing and the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and General Counsel of the Company and other members of senior management and Representatives of the Company), presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the Debt Financing (including assisting Parent in obtaining ratings as contemplated by the Debt Financing Commitment), (iii) assisting Parent and its Financing Sources in the preparation of customary offering memoranda, bank information memoranda, rating agency presentations and lender presentations relating to the Debt Financing, (iv) cooperating with the marketing efforts of Parent and its Financing Sources for all or any portion of the Debt Financing, (v) providing a certificate of the Chief Financial Officer of the Company with respect to solvency matters substantially in the form attached to the Debt Financing Commitment as in effect on the date hereof, (vi) providing all relevant information with respect to the collateral and providing access to Parent and its Financing Sources to allow them to conduct audit examinations and appraisals with respect to such collateral, and (vii) using commercially reasonable efforts to obtain accountant’s comfort letters and legal opinions from the Company’s current counsel (it being understood that the main enforceability legal opinion relating to the Financing will be rendered by counsel to Parent) reasonably requested by Parent and its Financing Sources and customary for financings similar to the Financing; provided, however, that, (a) irrespective of the above, no obligation of the Company or any of its Subsidiaries under any certificate, document or instrument shall be effective until the Effective Time and none of the Company or any of its Subsidiaries shall be required to take any action under any certificate, document or instrument that is not contingent upon the Closing (including the entry into any agreement that is effective before the Effective Time) or that would be effective prior to the Effective Time, (b) nothing herein shall require such cooperation to the extent it would interfere unreasonably with the business or operations of the Company or its Subsidiaries, (c) none of the Company or any of its Subsidiaries shall be required to issue any offering or information document and (d) except as set forth in clause (v) of this sentence, none of the Company or any of its Subsidiaries shall be required to execute any documents or agreements in connection with the Debt Financing or take any corporate or other action in connection therewith. None of the Company or any of its Subsidiaries shall be required to bear any cost or expense or to pay any commitment or other similar fee or make any other payment (other than reasonable out-of-pocket costs) in connection with the Financing prior to the Effective Time. Parent shall indemnify and hold harmless the Company, its Subsidiaries and the Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred in connection with the arrangement of Financing (including any action taken in accordance with this Section 6.14(b)) and any information utilized in connection therewith (other than historical information relating to the Company or its Subsidiaries provided by the Company in writing specifically for use in the Financing offering documents). Notwithstanding anything to the contrary, the condition set forth in Section 7.2(b), as it applies to the Company’s obligations under this Section 6.14(b), shall be deemed satisfied unless there has occurred a knowing and willful breach of its obligations under this Section 6.14(b). Parent shall, promptly upon request by the Company, reimburse the Company for all documented and reasonable out-of-pocket costs incurred by the Company or its Subsidiaries in connection with this Section 6.14(b). The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing; provided that such logos shall be used solely in a manner that is not intended or reasonably likely to harm, disparage or otherwise adversely affect the Company or any of its Subsidiaries.

(c) Except with respect to the Financing Source set forth in the Debt Financing Commitments, in no event shall Parent or any of its Affiliates prohibit or seek to prohibit any bank or investment bank or other potential provider of debt or equity financing, including the Financing Sources, from providing financing or financial advisory services to any Person in connection with a transaction relating to the Company or its Subsidiaries or in connection with the Merger or the other transactions contemplated hereby. Except for Carlyle Partners V, L.P., any of its affiliated funds or any of their respective limited partners, until the No-Shop Period

Start Date, neither Parent nor any of its Affiliates shall seek or obtain any equity commitments or equity financing in respect of the Merger or any of the other transactions contemplated hereby, or provide any information in respect thereof to any potential investor in Parent, or any of Parent’s or any such investor’s financing sources or potential financing sources or other representatives who have not been provided any such information prior to the date hereof, as in effect on the date hereof.

(d) Parent and Merger Sub acknowledge and agree that the obtaining of the Financing, or any alternative financing, is not a condition to Closing and reaffirm their obligation to consummate the transactions contemplated by this Agreement irrespective and independently of the availability of the Financing or any alternative financing, subject to the fulfillment or waiver of the conditions set forth in Article VII. In addition, the completion of the issuance of senior secured notes (the “Senior Notes”) contemplated by the Debt Financing Commitments is not a condition to Closing.

6.15. No Parent Distributions. From the date of this Agreement until the Effective Time, Parent shall not declare, set aside, make or pay any dividend or other distribution with respect to any of its capital stock.

6.16. Resignations. The Company shall use its reasonable best efforts to obtain and deliver to Parent at the Closing evidence reasonably satisfactory to Parent of the resignation effective as of the Effective Time, of those directors of any Subsidiary designated by Parent to the Company in writing at least twenty (20) business days prior to the Closing.

6.17. Stockholder Litigation. In the event that any stockholder litigation related to this Agreement, the Merger or the other transactions contemplated by this Agreement is brought, or, to the Knowledge of the Company, threatened in writing, against the Company and/or the members of the Board of Directors of the Company prior to the Effective Time, the Company shall promptly notify Parent of any such stockholder litigation brought, or, to the Knowledge of the Company, threatened in writing against the Company and/or members of the Board of Directors of the Company and shall keep Parent reasonably informed with respect to the status thereof. Neither the Company nor any Subsidiary or Representative of the Company shall compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any such stockholder litigation or consent to the same unless Parent shall have consented in writing.

6.18. Existing Indebtedness.

(a) Compliance. Prior to the Closing, the Company acknowledges and agrees that Merger Sub and Parent shall have no liability with respect to the Company’s performance of its obligations under the 2015 Notes Indenture, the 2015 Supplemental Notes Indenture or the 2015 Notes, including the Company’s obligation to deliver or cause to be delivered the Section 4.10 Notice (as defined below).

(b) Fundamental Change. The parties hereto agree and acknowledge that the Closing will result in a Fundamental Change (as defined in the 2015 Supplemental Notes Indenture), a Make-Whole Fundamental Change (as defined in the 2015 Supplemental Notes Indenture) and a Merger Event (as defined in the 2015 Supplemental Notes Indenture).

(c) Section 4.10 Notice. No later than five (5) days after the start of the No-Shop Period Start Date, the Company shall deliver or cause to be delivered the notice relating to the Merger Event (as defined in the 2015 Supplemental Notes Indenture) required pursuant to Section 4.10 of the 2015 Supplemental Notes Indenture substantially in the form of Exhibit C hereto.

(d) Section 4.06 Supplemental Indenture and Fundamental Change Documentation. Concurrently with the Closing, Parent shall cause the Surviving Corporation to (i) issue and cause to be executed by the requisite parties a supplemental indenture (the “Section 4.06 Supplemental Indenture”) in accordance with Section 4.06 of the 2015 Supplemental Notes Indenture, and (ii) comply with the applicable provisions of the 2015 Notes

Indenture, the 2015 Supplemental Notes Indenture and the 2015 Notes, including, deliver or cause to be delivered the requisite Officers’ Certificate (as defined in the 2015 Supplemental Notes Indenture) and Opinion of Counsel (as defined in the 2015 Notes Indenture) to the Trustee (as defined in the 2015 Supplemental Notes Indenture), deliver or cause to be delivered a notice of Make-Whole Fundamental Change (as defined in the 2015 Supplemental Notes Indenture) to the holders of the Notes (as defined in the 2015 Supplemental Notes Indenture), issue a press release announcing the Closing Date, deliver or cause to be delivered a Fundamental Change Company Notice (as defined in the 2015 Supplemental Notes Indenture) to the applicable parties, publish a copy of the Fundamental Change Company Notice, and deliver or cause to be delivered notice to the holders of the Notes of the execution of the Section 4.06 Supplemental Indenture.

(e) Purchase and Conversion. After the Closing, Parent shall provide to the Surviving Corporation the funds necessary to consummate and settle any purchase of 2015 Notes or conversion thereof required by the holder of the Notes pursuant to the 2015 Supplemental Notes Indenture, including, Article 3 and Article 4 of the 2015 Supplemental Notes Indenture. The Surviving Corporation shall comply with the provisions of the 2015 Supplemental Notes Indenture to effectuate the purchase or conversion of the applicable Notes, as the case may be.

(f) Repayment of Current Bank Debt. Subject to the limitations set forth in Section 6.14(b), the Company shall cooperate with Parent and Merger Sub and shall take all actions reasonably necessary to effect at the Closing (i) the prepayment or discharge of any obligations owed by the Company and any Affiliate pursuant to the Company Credit Agreement and any related loan document and (ii) the termination of all liens on the Company’s or its applicable Affiliates’ assets or properties securing their obligations owed under the terms of the Company Credit Agreement and any related loan document. Parent shall provide or shall cause to be provided the funds to effect such prepayment. Parent may obtain such funds from the proceeds of the Debt Financing.

6.19. Rule 16b-3. Prior to the Effective Time, the Company shall be permitted to take such steps as may be reasonably necessary or advisable hereto to cause dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.20 Cash and Marketable Securities. To the extent requested by Parent and subject to the reasonable operational requirements of the Company and its Subsidiaries, the Company and its Subsidiaries shall cooperate in good faith (a) to sell the marketable securities then owned by the Company and its Subsidiaries reasonably proximate to the Closing Date and (b) to repatriate cash to the United States to the extent permitted by Law.

ARTICLE VII

Conditions

7.1. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver (where permissible and in writing) at or prior to the Effective Time of each of the following conditions:

(a) Stockholder Approval. This Agreement shall have been duly adopted by holders of Common Shares constituting the Company Requisite Vote in accordance with applicable Law and the certificate of incorporation and bylaws of the Company.

(b) Regulatory Consents. (i) The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been earlier terminated; and (ii) all required approvals or clearances by the European Commission and any other applicable Governmental Antitrust Entity, in each case, applicable to the Merger under applicable Antitrust Law shall have been obtained or any applicable waiting period thereunder shall have been terminated or shall have expired.

(c) Orders. As of the Closing, no court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger (collectively, an “Order”).

7.2. Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver (in writing) by Parent at or prior to the Effective Time of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in Section 5.1(b) shall be true and correct in all respects (except for such inaccuracies as are de minimis relative to Section 5.1(b) taken as a whole) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (ii) the other representations and warranties of the Company set forth in this Agreement shall be true and correct (without giving effect to any “materiality” or “Company Material Adverse Effect” qualifiers contained therein) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct does not have, and is not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect; and (iii) Parent shall have received at the Closing a certificate signed on behalf of the Company by the Chief Executive Officer or Chief Financial Officer of the Company to the effect that such officer has read this Section 7.2(a) and the conditions set forth in this Section 7.2(a) have been satisfied.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or Chief Financial Officer to such effect.

(c) No Company Material Adverse Effect. Except as disclosed in any Company Report filed with the SEC prior to the date hereof (excluding any Excluded Disclosure) or in the Company Disclosure Letter, from the date of this Agreement to the Effective Time, there shall not have occurred and be continuing any change, event or occurrence that has had or is reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

7.3. Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver (in writing) by the Company at or prior to the Effective Time of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, does not or is not reasonably likely to prevent the consummation of the Merger and the other transactions contemplated by this Agreement, and (ii) the Company shall have received at the Closing a certificate signed on behalf of Parent by a senior executive officer of Parent to the effect that such officer has read this Section 7.3(a) and the conditions set forth in this Section 7.3(a) have been satisfied.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent and Merger Sub by a senior executive officer of Parent to such effect.

7.4. Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Section 7.2 or 7.3, as the case may be, to be satisfied to excuse such party’s obligation to effect the Merger if such failure was caused by such party’s failure to use the standard of efforts required from such party to consummate the Merger and the other transactions contemplated by this Agreement, including as required by and subject to Sections 6.5 and 6.14.

ARTICLE VIII

Termination

8.1. Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the adoption of this Agreement by the stockholders of the Company referred to in Section 7.1(a), by mutual written consent of the Company and Parent by action of their respective boards of directors.

8.2. Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the board of directors of either Parent or the Company if (a) the Merger shall not have been consummated by April 29, 2011, whether such date is before or after the date of adoption of this Agreement by the stockholders of the Company referred to in Section 7.1(a) (such date, as it may be extended pursuant to the provisions hereof, the “Termination Date”); provided, however, that in the event that the Marketing Period has not been completed on or before April 29, 2011, the Termination Date shall be extended to May 30, 2011; (b) the Stockholders Meeting shall have been held and completed and adoption of this Agreement by the stockholders of the Company referred to in Section 7.1(a) shall not have been obtained at such Stockholders Meeting or at any adjournment or postponement thereof; or (c) any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable (whether before or after the adoption of this Agreement by the stockholders of the Company referred to in Section 7.1(a)), provided, that the right to terminate this Agreement pursuant to this Section 8.2 shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have been the primary cause of, or the primary factor that resulted in, the failure of a condition to the consummation of the Merger to have been satisfied on or before the Termination Date.

8.3. Termination by the Company. This Agreement may be terminated and the Merger may be abandoned by written notice of the Company:

(a) at any time prior to the time the Company Requisite Vote is obtained, if (i) the Board of Directors of the Company authorizes the Company, subject to complying with the terms of this Agreement (including Section 6.2(e)), to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal; (ii) immediately prior to or substantially concurrently with the termination of this Agreement, the Company enters into an Alternative Acquisition Agreement with respect to a Superior Proposal; and (iii) the Company immediately prior to or substantially concurrently with such termination pays to Parent in immediately available funds any fees required to be paid pursuant to Section 8.5;

(b) if there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that the conditions set forth in Section 7.3(a) or 7.3(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured prior to the earlier of (i) thirty (30) days after written notice thereof is given by the Company to Parent and (ii) the date that is three (3) business days prior to the Termination Date; provided, however, that the Company is not then in material breach of this Agreement so as to cause any of the conditions set forth in Sections 7.1, 7.2(a) or 7.2(b) not to be satisfied;

(c) if (i) all of the conditions set forth in Sections 7.1 and 7.2 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing), (ii) Parent and Merger Sub fail to consummate the transactions contemplated by this Agreement within two (2) business days following the date the Closing should have occurred pursuant to Section 1.2 and (iii) the Company stood ready, willing and able to consummate on that date; provided, that during such two (2) business day period following the date the Closing should have occurred pursuant to Section 1.2, no party shall be entitled to terminate this Agreement pursuant to Section 8.2(a).

8.4. Termination by Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by written notice of Parent if (a) the Board of Directors of the Company shall have made a Change of Recommendation or shall have approved or recommended to the stockholders of the Company an Acquisition Proposal; or (b) there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that the conditions set forth in Section 7.2(a) or 7.2(b) would not be satisfied and such breach cannot be or is not cured prior to the earlier of (i) thirty (30) days after written notice thereof is given by Parent to the Company and (ii) the date that is three (3) business days prior to the Termination Date; provided, however, that Parent is not then in material breach of this Agreement so as to cause any of the conditions set forth in Sections 7.1, 7.3(a) or 7.3(b) not to be satisfied.

8.5. Effect of Termination and Abandonment.

(a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement shall become void and of no effect with no liability to any Person on the part of any party hereto (or of any of its Representatives or Affiliates); provided, however, and notwithstanding anything in the foregoing to the contrary, that (i) except as otherwise provided herein, no such termination shall relieve any party hereto of any liability to pay the Termination Fee or Parent Fee pursuant to this Section 8.5, and (ii) the agreements of the Company, Parent and Merger Sub contained in Section 6.10 (Expenses), the indemnification and reimbursement provisions of Section 6.14(b) (Financing), this Section 8.5, Article IX, the Confidentiality Agreement and the Guaranty shall survive the termination of this Agreement (in the case of the Confidentiality Agreement and Guaranty, subject to the terms thereof).

(b) In the event that:

(i) (x) before obtaining the Company Requisite Vote, this Agreement is terminated pursuant to Section 8.2(a) (the section relating to the Termination Date) or Section 8.2(b) (the section relating to failure to receive stockholder approval), (y) any Person shall have made a bona fide Acquisition Proposal after the date of this Agreement but prior to such termination, and such Acquisition Proposal shall not have been publicly withdrawn prior to such termination or, with respect to a termination pursuant to Section 8.2(b), prior to the Stockholders Meeting and (z) within twelve (12) months after such termination the Company shall have entered into a definitive agreement with respect to an Acquisition Proposal and such Acquisition Proposal is consummated (provided that for purposes of this clause (z) the references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”);

(ii) this Agreement is terminated by Parent pursuant to Section 8.4(a) (the section relating to a Change of Recommendation); or

(iii) this Agreement is terminated by the Company pursuant to Section 8.3(a) (the section relating to an Alternative Acquisition Agreement);

then the Company shall:

(A) in the case of clause (i) above, promptly but in no event later than three (3) business days after the date on which the Company consummates the Acquisition Proposal referred to in subclause (i)(z) above, pay Parent the Termination Fee by wire transfer of immediately available funds;

(B) in the case of clause (ii) above, promptly but in no event later than three (3) business days after the date of such termination, pay Parent the Termination Fee by wire transfer of immediately available funds; and

(C) in the case of clause (iii) above, immediately prior to or substantially concurrently with such termination, pay Parent the Termination Fee by wire transfer of immediately available funds (it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion).

“Termination Fee” shall mean (x) an amount equal to $43,300,000 if the Termination Fee becomes payable (A) in connection with the termination of this Agreement pursuant to Section 8.3(a) and the party to the Alternative Acquisition Agreement referred to in Section 8.3(a) is an Excluded Party, (B) in connection with the termination of this Agreement pursuant to Section 8.4(a) in a circumstance in which the event giving rise to the right of termination is based on the submission of an Acquisition Proposal by an Excluded Party or (C) pursuant to Section 8.5(b)(i), if the party who consummates the Acquisition Proposal referred to in such Section 8.5(b)(i) is an Excluded Party, and (y) an amount equal to $103,900,000 in all other circumstances.

(c) In the event that this Agreement is terminated pursuant to:

(i) Section 8.3(b) (the section relating to material breach by Parent or Merger Sub); or

(ii) Section 8.3(c) (the section relating to failure to consummate on the Closing Date specified by Section 1.2);

then Parent shall promptly, but in no event later than three (3) business days after the date of such termination, pay or cause to be paid to the Company an amount equal to $233,800,000 (the “Parent Fee”) minus the sum of any reimbursement and indemnification obligations of Parent pursuant to Section 6.14(b) ( the “Parent Reimbursement Obligation”), by wire transfer of immediately available funds (it being understood that in no event shall Parent be required to pay the Parent Fee on more than one occasion).

(d) In the event that this Agreement is terminated pursuant to Section 8.4(b) (the section relating to a breach of any representation, warranty, covenant or agreement made by the Company), nothing herein shall relieve the Company from any liability for any willful or intentional breach prior to such termination of any of the representations, warranties, covenants and agreements set forth in this Agreement.

(e) The parties acknowledge that the agreements contained in Section 8.5 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement; accordingly, if the Company fails to promptly pay the amount due pursuant to Section 8.5(b) or Parent fails to promptly pay the amount due pursuant to Section 8.5(c), and, in order to obtain such payment, Parent or Merger Sub, on the one hand, or the Company, on the other hand, commences a suit that results in a judgment against the Company for the amount set forth in Section 8.5(b) or any portion thereof or a judgment against Parent for the amount set forth in Section 8.5(c) or any portion thereof, the Company shall pay to Parent or Merger Sub, on the one hand, or Parent shall pay to the Company, on the other hand, its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on such amount or portion thereof at the prime rate of Citibank N.A. in effect on the date such payment was required to be made through the date of payment. Notwithstanding anything to the contrary in this Agreement, the Parties hereto expressly acknowledge and agree that:

(i) the Company’s receipt of the Parent Fee pursuant to Section 8.5(c) (including its rights to enforce the Guaranty with respect thereto), the Parent Reimbursement Obligation, any reimbursement and expense obligations of Parent pursuant to the first sentence of this Section 8.5(e), any rights of the Company pursuant to the Confidentiality Agreement and the Company’s right to specific performance of this Agreement by the parties hereto pursuant to Section 9.5(c) shall be the sole and exclusive remedies of the Company and its Subsidiaries against Parent, Merger Sub, the Guarantor and any of their respective former, current, or future general or limited partners, stockholders, managers, members, directors, officers, employees, Affiliates or agents for any loss suffered with respect to this Agreement, the Guaranty, the transactions contemplated hereby and thereby (including any breach by Parent or Merger Sub), the termination of this Agreement, the failure of the Merger to be consummated or any breach of this Agreement by Parent or Merger Sub; and upon payment in accordance with the terms of this Agreement of the Parent Fee, the Parent Reimbursement Obligation, and any reimbursement and expense obligations of Parent pursuant to the first sentence of this Section 8.5(e), none of Parent, Merger Sub, their Financing Sources, the Guarantor or any of their respective former, current, or future general or limited partners, stockholders, managers, members, directors, officers, employees, Affiliates or agents shall have any further liability or obligation to the Company (other than pursuant to the Confidentiality Agreement) relating to or arising out of this Agreement or the transactions contemplated by this Agreement or any claims or actions under applicable Law arising out of any such breach, termination or failure;

(ii) in light of the difficulty of accurately determining actual damages with respect to the foregoing, upon any such termination of this Agreement, the payment of (A) the Parent Fee pursuant to Section 8.5(c), which constitutes a reasonable estimate of the monetary damages that will be suffered by the Company by reason of breach or termination of this Agreement or the Guaranty, and (B) any reimbursement and expense obligations of Parent pursuant to the first sentence of this Section 8.5(e), shall be in full and complete satisfaction of any and all monetary damages of the Company and its Subsidiaries arising out of or related to this Agreement and the Guaranty, the transactions contemplated hereby and thereby (including, any breach by Parent or Merger Sub), the termination of this Agreement, the failure to consummate the transactions contemplated by this Agreement, and any claims or actions under applicable Law arising out of any such breach, termination or failure against Parent, Merger Sub, their Financing Sources, the Guarantor or any of their respective former, current, or future general or limited partners, stockholders, managers, members, directors, officers, employees, Affiliates or agents; and in no event will the Company or any of its Subsidiaries, after being paid such amounts in accordance with the terms of this Agreement, seek to recover any other monetary damages or seek any other remedy based on a claim in law or in equity with respect thereto (other than pursuant to the Confidentiality Agreement); provided, however, this Section 8.5(e)(ii) shall not limit the right of the parties hereto to specific performance of this Agreement pursuant to Section 9.5(c) prior to the termination of this Agreement in accordance with its terms;

(iii) in no event shall the Company or any of its Subsidiaries be entitled to seek or obtain any recovery or judgment in excess of the Parent Fee (plus, in the case the Parent Fee is not timely paid, the amounts described in the first sentence of this Section 8.5(e)), against Merger Sub, Parent, the Guarantor or any of their respective stockholders, partners, members, Affiliates, directors, officers, employees or agents or any of their respective assets, and in no event shall the Company be entitled to seek or obtain any other damages of any kind against any such Person or the Financing Sources, including consequential, special, indirect or punitive damages for, or with respect to, this Agreement or the Guaranty or the transactions contemplated hereby and thereby (including, any breach by Parent or Merger Sub), the termination of this Agreement, the failure to consummate the transactions contemplated by this Agreement or any claims or actions under applicable Law arising out of any such breach, termination or failure; provided, however, this Section 8.5(e)(iii) shall not limit the right of the parties hereto to specific performance of this Agreement pursuant to Section 9.5(c) prior to the termination of this Agreement in accordance with its terms;

(iv) Parent’s receipt of the Termination Fee from the Company pursuant to Section 8.5(b), (including any reimbursement and expense obligations of the Company pursuant to the first sentence of this Section 8.5(e)), Parent’s rights to damages pursuant to Section 8.5(d) and Parent’s right to specific performance of this Agreement by the parties hereto pursuant to Section 9.5(c) shall be the sole and exclusive remedy of Parent, Merger Sub, the Guarantor and their respective Affiliates against the Company, its Subsidiaries and any of their respective former, current, or future general or limited partners, stockholders, directors, officers, employees, managers, members, Affiliates or agents for any loss suffered with respect to this Agreement, the transactions contemplated hereby (including any breach by the Company), the termination of this Agreement, the failure of the Merger to be consummated or any breach of this Agreement by the Company, and upon payment of such amounts, none of the Company, its Subsidiaries or any of their respective former, current, or future general or limited partners, stockholders, directors, officers, employees, managers, members, Affiliates or agents shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement or any claims or actions under applicable Law arising out of any such breach, termination or failure;

(v) except as provided in Section 8.5(d) in the case of a termination of this Agreement pursuant to Section 8.4(b), in light of the difficulty of accurately determining actual damages with respect to the foregoing, upon any such termination of this Agreement, the payment of (A) the Termination Fee pursuant to Section 8.5(b), which constitutes a reasonable estimate of the monetary damages that will be suffered by Parent and Merger Sub by reason of breach or termination of this Agreement, and (B) any reimbursement obligations of the Company pursuant to the first sentence of this Section 8.5(e) shall be in full and complete satisfaction of any and all monetary damages of Parent and Merger Sub arising out of or related to this Agreement, the transactions contemplated hereby and thereby (including, any breach by the Company), the termination of this Agreement, the failure to consummate the transactions contemplated by this Agreement, and any claims or actions under applicable Law arising out of any such breach, termination or failure; and

(vi) in no event shall Parent, Merger Sub or the Guarantor be entitled to seek or obtain any recovery or judgment in excess of the Termination Fee (plus, in the case the Termination Fee is not timely paid, the amounts described in the first sentence of this Section 8.5(e)) against the Company, its Subsidiaries or any of their respective former, current, or future general or limited partners, stockholders, directors, officers, employees, managers, members, Affiliates or agents or any of their respective assets, and in no event shall Parent, Merger Sub or the Guarantor be entitled to seek or obtain any other damages of any kind, including consequential, special, indirect or punitive damages for, or with respect to, this Agreement or the transactions contemplated hereby (including, any breach by the Company), the termination of this Agreement, the failure to consummate the transactions contemplated by this Agreement or any claims or actions under applicable Law arising out of any such breach, termination or failure; provided, however, this Section 8.5(e)(vi) shall not limit (A) the right of the parties hereto to specific performance of this Agreement pursuant to Section 9.5(c) prior to the termination of this Agreement in accordance with its terms or (B) the rights of Parent or Merger Sub pursuant to Section 8.5(d).

ARTICLE IX

Miscellaneous and General

9.1. Survival. This Article IX and the agreements of the Company, Parent and Merger Sub contained in Article IV and Sections 6.9 (Employee Benefits), 6.10 (Expenses) and 6.11 (Indemnification; Directors’ and Officers’ Insurance),and the indemnification and reimbursement obligations of Parent pursuant to Section 6.14(b) (Financing) shall survive the consummation of the Merger. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger.

9.2. Modification or Amendment. Subject to the provisions of the applicable Laws, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties.

9.3. Waiver of Conditions. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Laws.

9.4. Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute one and the same agreement.

9.5. GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL; SPECIFIC PERFORMANCE.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF. The parties hereby irrevocably submit to the personal jurisdiction of the Court of Chancery of the State of Delaware, or to the extent such Court does not have subject matter jurisdiction, the Superior Court of the State of Delaware (the “Chosen Courts”) solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in the Chosen Courts or that the Chosen Courts are an inconvenient forum or that the venue thereof may not be appropriate, or that this Agreement or any such document may not be enforced in or by such Chosen Courts, and the parties hereto irrevocably agree that all claims relating to such action, suit or proceeding shall be heard and determined in the Chosen Courts. The parties hereby consent to and grant any such Chosen Court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action, suit or proceeding in the manner provided in Section 9.6 or in such other manner as may be permitted by law shall be valid, effective and sufficient service thereof.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF SUCH ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5.

(c) The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at Law or in equity. Notwithstanding the foregoing, it is explicitly agreed that the Company shall be entitled to seek specific performance of Parent’s obligation to cause the Equity Financing to be funded to fund the Merger only in the event that (i) all conditions in Sections 7.1 and 7.2 have been satisfied (or, with respect to certificates to be delivered at the Closing, are capable of being satisfied) at the time when the Closing would have occurred but for the failure of the Equity Financing to be funded, (ii) the Debt Financing (or, if alternative financing is being used in accordance with Section 6.14, pursuant to the commitments with respect thereto) has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing, and (iii) the Company has irrevocably confirmed in writing to Parent that if specific performance is granted and the Equity Financing and Debt Financing are funded, then the Closing pursuant to Article II will occur. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (x) the other party has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

(d) Notwithstanding anything to the contrary in this Agreement, each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Debt Financing Commitments or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof).

9.6. Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile, e-mail or by overnight courier:

If to Parent or Merger Sub:

c/o The Carlyle Group

128 South Tryon Street Suite 1550

Charlotte, North Carolina 28202

fax: (704) 632-0299

Attention:    Claudius E. Watts IV (Bud.Watts@carlyle.com)

                        Campbell R. Dyer (Cam.Dyer@carlyle.com)

                        Patrick McCarter (Patrick.McCarter@carlyle.com)

with a copy to:

Alston & Bird LLP

Bank of America Plaza

101 South Tryon Street, Suite 4000

Charlotte, NC 28280

fax: (704) 444-1675

Attention:    C. Mark Kelly (Mark.Kelly@alston.com)

                        Lee R. Rimler (Lee.Rimler@alston.com)

If to the Company:

CommScope, Inc.

1100 CommScope Place, SE

Hickory, NC 28602

fax: (828) 431-2520

Attention:    Frank B. Wyatt, II (fbwyatt@commscope.com)

with a copy to:

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, NY 10166

fax: (212) 351-4035

Attention:    Lois F. Herzeca (LHerzeca@gibsondunn.com)

                        Eduardo Gallardo (EGallardo@gibsondunn.com)

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; three (3) business days after deposit in the mail, if sent by registered or certified mail; upon confirmation of successful transmission if sent by facsimile (provided that if given by facsimile such notice, request, instruction or other document shall be followed up within one (1) business day by dispatch pursuant to one of the other methods described herein); upon dispatch if sent by e-mail (provided that if given by email such notice, request, instruction or other document shall be followed up within one (1) business day by dispatch pursuant to one of the other methods described herein); or on the next business day after deposit with an overnight courier, if sent by an overnight courier.

9.7. Entire Agreement. This Agreement (including any schedules and exhibits hereto), the Company Disclosure Letter, the Confidentiality Agreement, dated December 29, 2009, as amended, between Carlyle Investment Management, L.L.C. and the Company (the “Confidentiality Agreement”) and the Guaranty constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT OR IN THE GUARANTY, NEITHER PARENT AND MERGER SUB NOR THE COMPANY MAKES ANY OTHER REPRESENTATIONS OR WARRANTIES, AND EACH HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OR AS TO THE ACCURACY OR COMPLETENESS OF ANY OTHER INFORMATION, MADE BY, OR MADE AVAILABLE BY, ITSELF OR ANY OF ITS REPRESENTATIVES, WITH RESPECT TO, OR IN CONNECTION WITH, THE NEGOTIATION, EXECUTION OR DELIVERY OF THIS AGREEMENT, THE GUARANTY OR THE TRANSACTIONS CONTEMPLATED HEREBY, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.

9.8. No Third Party Beneficiaries. Except (i) as provided in Section 6.11 (Indemnification; Directors’ and Officers’ Insurance), (ii) with respect to the indemnification and reimbursement obligations of Parent pursuant to Section 6.14(b) (Financing), (iii) only with respect to stockholders and only after the Effective Time, for the provisions set forth in Article IV, and (iv) as provided in Section 8.5, each of the Persons whose liability is limited in accordance with Section 8.5 to the extent provided therein, including the Financing Sources who shall be express third party beneficiaries of, and shall be entitled to rely on and enforce, Sections 8.5(e)(i), (ii) and (iii), 9.1, 9.5(b) and (d) and this Section 9.8. Parent and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The parties hereto further agree that the rights of third party beneficiaries under Section 6.11 shall not arise unless and until the Effective Time occurs. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 9.3 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date. Notwithstanding anything to the contrary contained herein, Sections 8.5(e)(i) and (d)(iii), 9.1, 9.5(b) and (d) and this Section 9.8 (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of Sections 8.5(e)(i) and (d)(iii), 9.1, 9.5(b) and (d) and this Section 9.8) may not be modified, waived or terminated in a manner that impacts or is adverse in any respect to the Financing Sources without the prior written consent of the Financing Sources.

9.9. Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

9.10. Transfer Taxes. Except as expressly provided in Section 4.2(b), all transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including penalties and interest) incurred in connection with the Merger shall be paid by Parent and Merger Sub when due.

9.11. Definitions. Each of the terms set forth in Annex A is defined in the Section of this Agreement set forth opposite such term.

9.12. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

9.13. Interpretation; Construction.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” All pronouns and all variations thereof shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the Person may require. Where a reference in this Agreement is made to any agreement (including this Agreement), contract, statute or regulation, such references are to, except as context may otherwise require, the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms thereof); and to any section of any statute or regulation including any successor to the section and, in the case of any statute, any rules or regulations promulgated thereunder. All references to “dollars” or “$” in this Agreement are to United States dollars.

(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(c) Each party hereto has or may have set forth information in its respective disclosure letter in a section thereof that corresponds to the section of this Agreement to which it relates. The fact that any item of information is disclosed in a disclosure letter to this Agreement shall not be construed to mean that such information is required to be disclosed by this Agreement.

9.14. Assignment. This Agreement shall not be assignable by operation of law or otherwise. Any purported assignment in violation of this Agreement is void.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

COMMSCOPE, INC.

By:	/s/ Frank M. Drendel
Name: Frank M. Drendel
Title: Chairman and Chief Executive Officer

CEDAR I HOLDING COMPANY, INC.

By:	/s/ Claudius E. Watts

Name: Claudius E. Watts
Title: President

CEDAR I MERGER SUB, INC.

By:	/s/ Claudius E. Watts

Name: Claudius E. Watts
Title: President

[SIGNATURE PAGE TO MERGER AGREEMENT]

ANNEX A

DEFINED TERMS

Terms	Section
2015 Notes	5.1(b)
2015 Notes Indenture	5.1(b)
2015 Supplemental Notes Indenture	5.1(b)
Acquisition Proposal	6.2(d)(i)
Affected Employees	6.9(a)
Affiliate	5.1(a)(i)
Agreement	Preamble
Allen & Co.	5.1(c)(ii)
Alternative Acquisition Agreement	6.2(e)(ii)
Antitrust Law	6.5(b)
Applicable Date	5.1(e)(i)
Bankruptcy and Equity Exception	5.1(c)(i)
Benefit Plans	5.1(h)(i)
Book-Entry Common Shares	4.2(b)
business day	1.2
Bylaws	2.2
Capitalization Date	5.1(b)
Certificate	4.1(a)
Change of Recommendation	6.2(e)(ii)
Charter	2.1
Chosen Courts	9.5(a)
Closing	1.2
Closing Date	1.2
Code	4.2(h)
Common Shares	4.1(a)
Company	Preamble
Company Credit Agreement	5.1(q)(iii)(B)
Company Disclosure Letter	5.1
Company ERISA Affiliate	5.1(h)(iv)
Company Material Adverse Effect	5.1(a)(iv)
Company Option	4.3(a)
Company PSU	4.3(b)
Company Recommendation	5.1(c)(ii)
Company Reports	5.1(e)(i)
Company Requisite Vote	5.1(c)(i)
Company RSU	4.3(c)
Confidentiality Agreement	9.7
Constituent Corporations	Preamble
Contract	5.1(d)(ii)
Copyrights	5.1(n)(iii)
Current Employees	5.1(m)(ii)
Customer Contract	5.1(q)(iii)(C)
D&O Insurance	6.11(b)
Debt Financing	5.2(e)(i)
Debt Financing Commitments	5.2(e)(i)
Delaware Certificate of Merger	1.3
DGCL	1.1

Annex-1

Terms	Section
Dissenting Shares	4.1(a)
Dissenting Stockholders	4.1(a)
DTC	4.2(c)
DTC Payment	4.2(c)
ECMR	5.1(d)
Effective Time	1.3
Employees	5.1(h)(i)
Encumbrance	5.1(p)(iii)
Environmental Law	5.1(k)(iii)
Equity Financing	5.2(e)(i)
Equity Financing Commitments	5.2(e)(i)
ERISA	5.1(h)(i)
Essential Marketing Information	6.14(a)
Exchange Act	5.1(d)(i)
Exchange Fund	4.2(a)
Excluded Disclosure	5.1
Excluded Party	6.2(d)(ii)
Excluded Shares	4.1(a)
Expenses	6.10
Financing	5.2(e)(i)
Financing Commitments	5.2(e)(i)
Financing Sources	5.2(e)(iii)
FIRPTA Affidavit	6.1(c)
Foreign Corrupt Practices Act	5.1(i)(ii)
Forward Purchase Agreement	5.1(q)(iii)(E)
GAAP	5.1(e)(iii)
Go-Shop Period	6.2(a)
Governmental Antitrust Entity	6.5(e)(i)
Governmental Entity	5.1(d)(i)
Guaranty	Recitals
Guarantor	Recitals
Hazardous Substance	5.1(k)(iv)
HSR Act	5.1(d)(i)
Indebtedness	5.1(q)(iii)(A)
Indemnified Parties	6.11(a)
Insurance Policies	5.1(o)
Intellectual Property	5.1(n)(iii)
IRS	5.1(h)(iii)
Knowledge (with respect to the Company)	5.1(g)(iv)
Knowledge (with respect to Parent)	5.2(e)(ii)
Laws	5.1(i)(i)
Leased Real Property	5.1(p)(ii)
Licenses	5.1(i)(i)
Lien	5.1(b)
Marketing Period	6.14(a)
Material Contract	5.1(q)(i)
Material Lease	5.1(p)(ii)
Material Leased Real Property	5.1(p)(ii)
Merger	Recitals
Merger Sub	Preamble
Multiemployer Plan	5.1(h)(v)

Annex-2

Terms	Section
multiple employer plan	5.1(h)(v)
No-Shop Period Start Date	6.2(b)
Non-U.S. Benefit Plans	5.1(h)(ii)
NYSE	5.1(a)(iv)(I)
OFAC	5.1(s)
Order	7.1(c)
Owned Real Property	5.1(p)(i)
Parent	Preamble
Parent Fee	8.5(c)(ii)
Parent Reimbursement Obligation	8.5(c)(ii)
Patents	5.1(n)(iii)
Paying Agent	4.2(a)
PBGC	5.1(h)(iv)
Pension Plan	5.1(h)(iv)
Per Share Merger Consideration	4.1(a)
Permitted Lien	5.1(q)(iii)(B)
Person	4.2(f)
Preferred Shares	5.1(b)
Proxy Statement	6.3
Record Holder	4.1(b)
Representatives	6.2(a)
Requirements Contract	5.1(q)(iii)(F)
Sarbanes-Oxley Act	5.1(e)(i)
SEC	5.1
Section 4.06 Supplemental Indenture	6.18(d)
Securities Act	5.1(a)(i)
Senior Notes	6.14(d)
Significant Subsidiary	5.1(a)(ii)
Solvent	5.2(h)
Stock Plans	5.1(b)
Stockholders Meeting	6.4
Subsidiary	5.1(a)(iii)
Supplier Agreement	5.1(q)(iii)(D)
Superior Proposal	6.2(d)(iii)
Surviving Corporation	1.1
Takeover Statute	5.1(j)
Tax Return	5.1(l)(vi)
Tax or Taxes	5.1(l)(vi)
Termination Date	8.2
Termination Fee	8.5(b)
Trademarks	5.1(n)(iii)
U.S. Benefit Plans	5.1(h)(ii)

Annex-3

Exhibit A

RESTATED

CERTIFICATE OF INCORPORATION

OF

COMMSCOPE, INC.

A-1

FINAL VERSION

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

COMMSCOPE, INC.

FIRST: The name of the Corporation is CommScope, Inc.

SECOND: The address of the registered office of the Corporation in the State of Delaware is 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808. The name of the Corporation’s registered agent for service of process in the State of Delaware at such address is Corporation Service Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

FOURTH: The aggregate number of all classes of shares which the Corporation shall have the authority to issue is one thousand (1,000) shares of common stock, par value of $0.01 per share (the “Common Stock”).

FIFTH: The rights, preferences, privileges and restrictions granted or imposed upon the Common Stock are as follows:

1. Dividends. The holders of the Common Stock shall be entitled to the payment of dividends when and as declared by the board of directors of the Corporation (the “Board”) out of funds legally available therefore and to receive other distributions from the Corporation, including distributions of contributed capital, when and as declared by the Board. Any dividends declared by the Board to the holders of the then outstanding Common Stock shall be paid to the holders thereof pro rata in accordance with the number of shares of Common Stock held by each such holder as of the record date of such dividend.

2. Liquidation, Dissolution or Winding Up. Subject to the rights of any holders of any class of preferred stock which may from time-to-time come into existence and which are then outstanding, in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the funds and assets of the Corporation that may be legally distributed to the Corporation’s stockholders shall be distributed among the holders of the then outstanding Common Stock pro rata in accordance with the number of shares of Common Stock held by each such holder.

3. Voting. Each holder of Common Stock shall have full voting rights and powers equal to the voting rights and powers of each other holder of Common Stock and shall be entitled to one (1) vote for each share of Common Stock held by such holder. Each holder of Common Stock shall be entitled to notice of any stockholders’ meeting in accordance with the bylaws of the Corporation (as in effect at the time in question) and applicable law, on all matters put to a vote of the stockholders of the Corporation.

SIXTH: In furtherance and not in limitation of the power conferred by statute, the Board is expressly authorized to make, alter or repeal the bylaws of the Corporation subject to any limitations contained therein.

SEVENTH: To the fullest extent permitted under the law of the State of Delaware, including the DGCL, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for damages for any breach of fiduciary duty as a director. No amendment to or repeal of this Article Seventh shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal. In the event that the DGCL is hereafter amended to permit further elimination or limitation of the personal liability of directors, then the liability of a director of the Corporation shall be so eliminated or limited to the fullest extent permitted by the DGCL as so amended without further action by either the Board of Directors or the stockholders of the Corporation.

EIGHTH: Election of directors need not be by written ballot unless the bylaws of the Corporation shall so provide.

NINTH: The Corporation reserves the right to amend, alter, change or repeal any provisions contained in this certificate of incorporation, in the manner now or hereafter prescribed by the DGCL. All rights conferred upon stockholders herein are granted subject to this reservation.

TENTH: Each person who was or is made a party or is threatened to be made a party to or is involved (including, without limitation, as a witness) in any threatened, pending or completed action, suit, arbitration, alternative dispute resolution mechanism, investigation, administrative hearing or any other proceeding, whether civil, criminal, administrative or investigative (“Proceeding”), by reason of the fact that such person (the “Indemnitee”) is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, whether the basis of such Proceeding is alleged action in an official capacity as a director or officer or in any other capacity while serving as such a director or officer, shall be indemnified and held harmless by the Corporation to the full extent permitted by law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), or by other applicable law as then in effect, against all expense, liability, losses and claims (including attorneys’ fees, judgments, fines, excise taxes under the Employee Retirement Income Security Act of 1974, as amended from time to time, penalties and amounts to be paid in settlement) actually incurred or suffered by such Indemnitee in connection with such Proceeding.

*         *         *         *         *

2

Exhibit B

RESTATED

BYLAWS

OF

COMMSCOPE, INC.

B-1

FINAL VERSION

SECOND AMENDED AND RESTATED

BYLAWS OF

COMMSCOPE, INC.

(hereinafter called the “Corporation”)

(Adopted                     , 2010)

ARTICLE I

OFFICES

Section 1. Registered Office. The registered office of the Corporation within the State of Delaware shall be in the City of Wilmington, County of New Castle.

Section 2. Other Offices. The Corporation may have any number of additional offices, at such other places as the Board of Directors may from time to time determine, or as the affairs of the Corporation may require.

ARTICLE II

STOCKHOLDERS

Section 1. Annual Meeting. The annual meeting of stockholders for the purpose of electing directors and of transacting such other business as may come before it shall be held at such time as may be specified by resolution of the Board of Directors.

Section 2. Special Meetings. Special meetings of the stockholders or of a class of stockholders for any purpose or purposes may be called at any time by the President, by resolution of the Board of Directors or by the Secretary. At a special meeting of the stockholders or of a class of stockholders, no business shall be transacted and no corporate action shall be taken other than that stated in the notice of the meeting.

Section 3. Time and Place. Meetings of the stockholders shall be held at such time and place either within or without the State of Delaware as shall be designated from time to time by the Board of Directors and stated in the notice of meeting or in a duly executed waiver of notice thereof.

Section 4. Notice of Meetings. It shall be the duty of the Secretary to cause a notice of each meeting of the stockholders or of a class of stockholders of the Corporation to be mailed at least ten (10) and not sooner than sixty (60) days before the meeting, unless a different period is prescribed by law, to each stockholder entitled to vote at such meeting at his or her address as it appears upon the books of the Corporation, stating the place, date and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is held.

Section 5. Quorum. At any meeting of the stockholders or of a class of stockholders, the stockholders present in person or by proxy holding a majority of the outstanding shares of capital stock entitled to vote shall constitute a quorum of the stockholders for all purposes (unless the representation of a larger number of shares shall be required by law or by the Certificate of Incorporation, in which case the representation of the number of shares so required shall constitute a quorum).

The holders of a majority of the outstanding shares of capital stock entitled to vote who are present in person or by proxy at any meeting (whether or not constituting a quorum of the outstanding shares) may adjourn the meeting from time to time without notice other than by announcement thereat; and at any adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally called, but only those stockholders entitled to vote at the meeting originally noticed shall be entitled to vote at any adjournment or adjournments thereof. However, if the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed, notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 6. Organization and Conduct of Meetings. The President shall call meetings of stockholders to order and shall act as Chairman of such meetings. In the absence of the President at any meeting, the holders of a majority of the shares of capital stock entitled to vote present in person or by proxy at such meeting shall elect a Chairman.

The Secretary shall act as Secretary of all meetings of the stockholders; but, in the absence of the Secretary, the Chairman may appoint any person to act as Secretary of the meeting.

It shall be the duty of the Secretary to prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of stockholders entitled to vote at said meeting, arranged in alphabetical order and showing the address of each stockholder and the number of shares registered in his or her name. Such list shall be open to the examination of any stockholder for any purpose germane to the meeting, during ordinary business hours, for the ten (10) days preceding the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

Section 7. Voting. Except as otherwise provided in the Certificate of Incorporation or by law, every holder of capital stock of the Corporation which is entitled to vote shall be entitled to one vote in person or by proxy for each share of such stock registered in the name of such stockholder upon the books of the Corporation, but no proxy shall be voted after three (3) years from its date, unless the proxy provides for a longer period. All elections for directors shall be decided by a plurality of the vote of the shares of capital stock present in person or represented by proxy at the meeting and entitled to vote on the election of directors; all other questions shall be decided by vote of the majority of shares of capital stock entitled to vote on the subject matter who are present in person or by proxy, except as otherwise provided by the Certificate of Incorporation or the laws of the State of Delaware.

Section 8. Action by Written Consent. Any action required to be taken at any annual or special meeting of stockholders or a class of stockholders of the Corporation, or any action which may be taken at any annual or special meeting of such stockholders or class of stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of issued and outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

ARTICLE III

DIRECTORS

Section 1. General Powers. The business of the Corporation shall be managed by or under the direction of the Board of Directors, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute, the Certificate of Incorporation or these Bylaws directed or required to be exercised or done by the stockholders.

Section 2. Number. The number of directors to constitute the Board of Directors shall be two. The number of directors of the Corporation may be changed from time to time by resolution adopted by the Board of Directors or by the stockholders at the annual meeting of the stockholders. The directors shall be elected at the annual meeting of the stockholders and except as provided in this Article III, each director shall hold office until his successor is duly elected and qualified or until his earlier death, resignation or removal. Directors need not be stockholders.

Section 3. Vacancies, Removal and Newly Created Directorships. Vacancies occurring for any reason and newly created directorships resulting from any increase in the authorized number of directors shall be filled by the affirmative vote of a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and each director so chosen shall hold office until the next annual election and until his successor is duly elected and qualified or until his earlier death, resignation or removal. If there are no directors in office, an election of directors may be held in the manner provided by statute. Except as otherwise provided by the Certificate of Incorporation, at any special meeting of the stockholders the notice of which shall state that the removal of a director or directors and the filling of a vacancy or vacancies are among the purposes of the meeting, the holders of capital stock entitled to vote thereon, present in person or by proxy, by vote of a majority of the outstanding shares thereof, may remove any director for or without cause and may fill any vacancy caused by such removal.

Section 4. Place of Meeting, etc. The Board of Directors may hold its meetings and may have an office and keep the books of the Corporation (except as may be otherwise provided by law) in such place or places in the State of Delaware or outside the State of Delaware as the Board of Directors from time to time shall determine.

Section 5. Regular Meetings. Regular meetings of the Board of Directors shall be held at such times and places as the Board of Directors shall determine. No notice shall be required for any regular meeting of the Board of Directors.

Section 6. Special Meetings. Special meetings of the Board of Directors shall be held whenever called by the President or by a majority of the directors in office at the time. Notice of each such meeting shall be either delivered personally or by telephone to each director at least one day prior to the date of each such meeting, or sent by mail, telegram, telex, cable or like transmission to each director at least two (2) days prior to the date of each such meeting. Each such notice shall state the time and place of the meeting but need not state the purposes thereof. Any notice given personally or by telephone shall be confirmed by mail, telegram, telex, cable or like transmission, which confirmation shall be sent at least one day before the meeting. Notice of any meeting of the Board of Directors need not be given to any director, however, if waived by him in writing or by mail, electronic mail, telegram, telex or like transmission, whether before or after such meeting is held, or if he shall be present at such meeting, and any meeting of the Board of Directors shall be a legal meeting without any notice thereof having been given, if all the directors then in office shall be present thereat.

Section 7. Quorum. A quorum for the transaction of business shall consist of no fewer than a majority of the total number of directors, and except as otherwise provided in the Certificate of Incorporation or in these Bylaws, the act of a majority of the directors present at any meeting of the Board of Directors at which a quorum is present shall be the act of the Board of Directors. If at any meeting of the Board of Directors there be less than a quorum present, a majority of those present may adjourn the meeting from time to time, and no notice need be given of any such adjourned session of the meeting.

Section 8. Compensation of Directors. The amount, if any, which each director shall be entitled to receive as compensation for his services as such shall be fixed from time to time by resolution of the Board of Directors. If any director shall serve as a member of any committee of the Board of Directors or perform special services at the instance of the Board of Directors, such director may be paid such additional compensation as the Board of Directors may from time to time determine. Each director shall be entitled to reimbursement for traveling expenses incurred by him in attending any meeting of the Board of Directors or of a committee of the Board of Directors. Such compensation and reimbursement shall be payable even though there be an adjournment because of the absence of a quorum. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

Section 9. Conduct of Meetings. At all meetings of the Board of Directors business shall be transacted in such order as the Board of Directors may determine.

The President shall preside at all meetings of the Board of Directors. In the absence of the President, a Chairman of the meeting shall be elected from the directors present. The Secretary of the Corporation shall act as

Secretary of all meetings of the directors, but in the absence of the Secretary, the Chairman of the meeting may appoint any person to act as Secretary of the meeting.

Section 10. Action without Meeting. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all of the members of the Board of Directors or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or committee.

Section 11. Telecommunication Meetings. Members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors or such committee by means of conference telephone or other telecommunications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such meeting.

Section 12. Contracts. The Board of Directors in its discretion may submit for approval, ratification or confirmation by the stockholders any contract, transaction or act of the Board of Directors or any committee thereof or of any officer, agent or employee of the Corporation, and any such contract, transaction or act which shall have been so approved, ratified or confirmed by the holders of a majority of the issued and outstanding stock entitled to vote shall be as valid and binding upon the Corporation and upon the stockholders thereof as though it had been approved and ratified by each and every stockholder of the Corporation.

ARTICLE IV

COMMITTEES

The Board of Directors may, by resolution passed by a majority of the whole Board of Directors, designate one or more committees, each committee to consist of one or more of the directors of the Corporation. If provision shall be made for any such committee or committees, the members thereof shall be appointed by the Board of Directors and shall serve during the pleasure of the Board of Directors. The Board of Directors may designate one or more directors as alternate members of any such committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matters: (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the Delaware General Corporation Law to be submitted to stockholders for approval or (ii) adopting, amending or repealing any provision of these Bylaws. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board of Directors. The Board of Directors may at its pleasure discontinue any such committee or committees. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

ARTICLE V

OFFICERS

Section 1. Officers. The officers of the Corporation shall be (i) a President, (ii) one or more Vice Presidents (including Senior, Executive or other classifications of Vice Presidents), (iii) a Secretary and (iv) a Treasurer, as appointed and elected by the Board of Directors. The Board of Directors may elect from among its members or the officers of the Corporation a Chairman of the Board of Directors and a Vice Chairman of the Board of Directors. The Board of Directors may also from time to time appoint such other officers (including one or more

Assistant Secretaries and one or more Assistant Treasurers) as the Board of Directors may deem advisable, and who shall have such authority and shall perform such duties as from time to time may be prescribed by the Board of Directors. In the event of any office becoming vacant because of removal, resignation or other reason, the Board of Directors may fill the vacancy at such time as it may determine. Any number of offices may be held by the same person, unless the Certificate of Incorporation or these Bylaws otherwise provide.

All officers, agents and employees shall be subject to removal, with or without cause, at any time by the affirmative vote of a majority of the directors in office at the time. Any agent or employee other than one elected or appointed by the Board of Directors shall also be subject to removal at any time by the officer or by the committee appointing him or her.

The Secretary shall have the duty to record the proceedings of the meetings of the stockholders and directors in a book to be kept for that purpose. In addition to the powers and duties of the officers of the Corporation as set forth in these Bylaws, the officers shall have such authority and shall perform such duties as from time to time may be determined by the Board of Directors.

Section 2. Giving of Bond by Officers. Any officer of the Corporation, if required to do so by the Board of Directors, shall furnish a bond to the Corporation for the faithful performance of his or her duties, in such penalties and with such conditions and security or surety or sureties as the Board of Directors shall require.

Section 3. Voting Upon Stocks. Unless otherwise ordered by the Board of Directors, the President or any other officer of the Corporation designated by the President shall have full power and authority on behalf of the Corporation to attend and to act and to vote in person or by proxy at any meeting of the holders of securities of any corporation in which the Corporation may own or hold stock or other securities, and at such meeting shall possess and may exercise in person or by proxy any and all rights, powers and privileges incident to the ownership of such stock or other securities which the Corporation, as the owner or holder thereof, might have possessed and exercised if present. The President or any other officer of the Corporation designated by the President may also execute and deliver on behalf of the Corporation powers of attorney, proxies, waivers of notice and other instruments relating to the stocks or securities owned or held by the Corporation. The Board of Directors may, from time to time, by resolution confer like powers upon any other person or persons.

Section 4. Compensation of Officers. The officers of the Corporation shall be entitled to receive such compensation for their services as shall from time to time be determined by the Board of Directors.

ARTICLE VI

CAPITAL STOCK CERTIFICATES – TRANSFER OF STOCK – SEAL – FISCAL YEAR

Section 1. Certificates for Shares. Every holder of stock in the Corporation shall be entitled to have a certificate, signed by, or in the name of the Corporation by, the President or a Vice President and by the Secretary of the Corporation, certifying the number of shares owned by him in the Corporation. Certificates may be issued for partly paid shares and in such case upon the face or back of the certificates issued to represent any such partly paid shares, the total amount of the consideration to be paid therefor, and the amount paid thereon shall be specified. If the Corporation shall be authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate which the Corporation shall issue to represent such class or series of stock, provided that, except as otherwise provided in Section 202 of the Delaware General Corporation Law, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate which the Corporation shall issue to represent such class or series of stock, a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Any of or all the signatures on the certificate may be facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

Section 2. Lost, Stolen or Destroyed Certificates. Any person claiming a stock certificate in lieu of one alleged to have been lost, stolen or destroyed shall give the Corporation or its agent an affidavit as to his or her ownership of the certificate and of the facts which go to prove that it has been lost, stolen or destroyed. If required by the Board of Directors, he or she also shall give the Corporation a bond, in such form as may be approved the Board of Directors, sufficient to indemnify the Corporation against any claim that may be made against it or on account of the alleged loss, theft or destruction of the certificate or the issuance of a new certificate.

Section 3. Transfer of Shares. Upon surrender to the Corporation or the transfer agent of the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the Corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

Section 4. Regulations. The Board of Directors shall have power and authority to make such rules and regulations as it may deem expedient concerning the issue, transfer and registration of certificates for shares of the capital stock of the Corporation.

Section 5. Fixing of Record Dates. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Section 6. Corporate Seal. The Board of Directors shall provide a suitable seal, containing the name of the Corporation, which seal shall be in the charge of the Secretary. If and when so directed by the Board of Directors, a duplicate of the seal may be kept and be used by any officer of the Corporation designated by the Board of Directors.

Section 7. Fiscal Year. The fiscal year of the Corporation shall be determined by resolution of the Board of Directors.

Section 8. Only Record Holders Recognized. The Corporation shall be entitled to treat the holder of record of any share of capital stock as the holder in fact thereof and accordingly shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person, whether or not it shall have express or other notice thereof, save as otherwise expressly provided by the laws of the State of Delaware.

Section 9. Addressed of Stockholders. It shall be the responsibility of every stockholder to notify the Corporation of his or her post office address and of any change therein. The latest address furnished by each stockholder shall be entered on the stock ledger of the Corporation and the latest address appearing thereon shall be deemed conclusively to be the post office address and the last-known post office address of such stockholder. If any stockholder shall fail to notify the Corporation of his or her post office address, it shall be sufficient to send corporate notices to such stockholder at the address, if any, understood by the Secretary to be such stockholder’s post office address.

ARTICLE VII

MISCELLANEOUS PROVISIONS

Section 1. Checks, Notes, etc. Checks and other orders for the payment of money shall be signed by the Treasurer or by such person or persons as the Board of Directors shall from time to time by resolution determine.

Section 2. Notice. Whenever any notice is required to be given to any stockholder, director, committee member or officer, whether by statute, the Certificate of Incorporation, these Bylaws or committee Bylaws or otherwise, such notice, except as otherwise provided by law, may be given personally or, in the case of directors, committee members or officers, by telephone or by telegram, telex, cable or like transmission, addressed to such director, committee member or officer at his or her place of business with the Corporation, if any, or at such address as appears on the books of the Corporation; or the notice may be given in writing by mail, in a sealed wrapper, postage prepaid, addressed to such stockholder at the address as it appears on the books of the Corporation, or to such director, committee member or officer at his or her place of business with the Corporation, if any, or at such address as appears on the books of the Corporation. Any notice given by telegram, telex, cable or like transmission shall be deemed to have been given when it shall have been delivered for transmission and any notice given by mail shall be deemed to have been given when it shall have been deposited in a post office, in a regularly maintained letter box or with a postal carrier.

Section 3. Waivers of Notice. Whenever notice is required to be given under any provision of law or of the Certificate of Incorporation or of these Bylaws, a written waiver thereof, signed by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting of stockholders or of directors or of a committee shall constitute waiver of notice of such meeting, except where otherwise provided by law.

ARTICLE VIII

INDEMNIFICATION OF OFFICERS AND DIRECTORS

Section 1. General. Each person who was or is made a party or is threatened to be made a party to or is involved (including, without limitation, as a witness) in any threatened, pending or completed action, suit, arbitration, alternative dispute resolution mechanism, investigation, administrative hearing or any other proceeding, whether civil, criminal, administrative or investigative (“Proceeding”) brought by reason of the fact that such person (the “Indemnitee”) is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, whether the basis of such Proceeding is alleged action in an official capacity as a director or officer or in any other capacity while serving as such a director or officer, shall be indemnified and held harmless by the Corporation to the full extent authorized by the General Corporation Law of Delaware, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), or by other applicable law as then in effect, against all expenses, liabilities, losses and claims (including attorneys’ fees, judgments, fines, excise taxes under the Employee Retirement Income Security Act of 1974, as amended from time to time, penalties and amounts to be paid in settlement) actually incurred or suffered by such Indemnitee in connection with such Proceeding (collectively, “Losses”).

Section 2. Derivative Actions. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to or is involved (including, without limitation, as a witness) in any Proceeding brought by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person (also an “Indemnitee”) is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, against Losses actually incurred or suffered by the Indemnitee in connection with the defense or settlement of such action or suit if the Indemnitee acted in good faith and in a manner the Indemnitee reasonably believed to be in or not opposed to the best interests of the Corporation, provided that no indemnification shall be made in respect of any claim, issue or matter as to which Delaware law expressly prohibits such indemnification by reason of an adjudication of liability of the Indemnitee unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the Indemnitee is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 3. Indemnification in Certain Cases. Notwithstanding any other provision of this Article VIII, to the extent that an Indemnitee has been wholly successful on the merits or otherwise in any Proceeding referred to in Sections 1 or 2 of this Article VIII on any claim, issue or matter therein, the Indemnitee shall be indemnified against Losses actually incurred or suffered by the Indemnitee in connection therewith. If the Indemnitee is not wholly successful in such Proceeding but is successful, on the merits or otherwise, as to one or more but less than all claims, issues or matters in such Proceeding, the Corporation shall indemnify the Indemnitee, against Losses actually incurred or suffered by the Indemnitee in connection with each successfully resolved claim, issue or matter. In any review or Proceeding to determine such extent of indemnification, the Corporation shall bear the burden of proving any lack of success and which amounts sought in indemnity are allocable to claims, issues or matters which were not successfully resolved. For purposes of this Section 3 and without limitation, the termination of any such claim, issue or matter by dismissal with or without prejudice shall be deemed to be a successful resolution as to such claim, issue or matter.

Section 4. Procedure.

(a) Any indemnification under Sections 1 and 2 of this Article VIII (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the Indemnitee is proper (except that the right of the Indemnitee to receive payments pursuant to Section 5 of this Article VIII shall not be subject to this Section 4) in the circumstances because the Indemnitee has met the applicable standard of conduct. Such determination shall be made promptly, but in no event later than 60 days after receipt by the Corporation of the Indemnitee’s written request for indemnification. The Secretary of the Corporation shall, promptly upon receipt of the Indemnitee’s request for indemnification, advise the Board of Directors that the Indemnitee has made such request for indemnification.

(b) The entitlement of the Indemnitee to indemnification shall be determined in the specific case (1) by the Board of Directors by a majority vote of the directors who are not parties to such Proceeding, even though less than a quorum (the “Disinterested Directors”), or (2) if there are no Disinterested Directors, or if such Disinterested Directors so direct, by independent legal counsel, or (3) by the stockholders.

(c) In the event the determination of entitlement is to be made by independent legal counsel, such independent legal counsel shall be selected by the Board of Directors and approved by the Indemnitee. Upon failure of the Board of Directors to so select such independent legal counsel or upon failure of the Indemnitee to so approve, such independent legal counsel shall be selected by the American Arbitration Association in New York, New York or such other person as such Association shall designate to make such selection.

(d) If the Board of Directors or independent legal counsel shall have determined that the Indemnitee is not entitled to indemnification to the full extent of the Indemnitee’s request, the Indemnitee shall have the right to seek entitlement to indemnification in accordance with the procedures set forth in Section 6 of this Article VIII.

(e) If the person or persons empowered pursuant to Section 4(b) of this Article VIII to make a determination with respect to entitlement to indemnification shall have failed to make the requested determination within 60 days after receipt by the Corporation of such request, the requisite determination of entitlement to indemnification shall be deemed to have been made and the Indemnitee shall be absolutely entitled to such indemnification, absent (i) misrepresentation by the Indemnitee of a material fact in the request for indemnification or (ii) a final judicial determination that all or any part of such indemnification is expressly prohibited by law.

(f) The termination of any proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, adversely affect the rights of the Indemnitee to indemnification hereunder except as may be specifically provided herein, or create a presumption that the Indemnitee did not act in good faith and in a manner which the Indemnitee reasonably believed to be in or not opposed to the best interests of the Corporation or create a presumption that (with respect to any criminal action or proceeding) the Indemnitee had reasonable cause to believe that the Indemnitee’s conduct was unlawful.

(g) For purposes of any determination of good faith hereunder, the Indemnitee shall be deemed to have acted in good faith if the Indemnitee’s action is based on the records or books of account of the Corporation or an affiliate, including financial statements, or on information supplied to the Indemnitee by the officers of the Corporation or an affiliate in the course of their duties, or on the advice of legal counsel for the Corporation or an affiliate or on information or records given or reports made to the Corporation or an affiliate by an independent certified public accountant or by an appraiser or other expert selected with reasonable care to the Corporation or an affiliate. The Corporation shall have the burden of establishing the absence of good faith. The provisions of this Section 4(g) of this Article VIII shall not be deemed to be exclusive or to limit in any way the other circumstances in which the Indemnitee may be deemed to have met the applicable standard of conduct set forth in these Amended and Restated By-Laws.

(h) The knowledge and/or actions, or failure to act, of any other director, officer, agent or employee of the Corporation or an affiliate shall not be imputed to the Indemnitee for purposes of determining the right to indemnification under these Amended and Restated By-Laws.

Section 5. Advances for Expenses and Costs. All expenses (including attorneys’ fees) incurred by or on behalf of the Indemnitee (or reasonably expected by the Indemnitee to be incurred by the Indemnitee within three months) in connection with any Proceeding shall be paid by the Corporation in advance of the final disposition of such Proceeding within twenty days after the receipt by the Corporation of a statement or statements from the Indemnitee requesting from time to time such advance or advances whether or not a determination to indemnify has been made under Section 4 of this Article VIII. The Indemnitee’s entitlement to such advancement of expenses shall include those incurred in connection with any Proceeding by the Indemnitee seeking an adjudication or award in arbitration pursuant to these Amended and Restated By-Laws. The financial ability of an Indemnitee to repay an advance shall not be a prerequisite to the making of such advance. Such statement or statements shall reasonably evidence such expenses incurred (or reasonably expected to be incurred) by the Indemnitee in connection therewith and shall include or be accompanied by a written undertaking by or on behalf of the Indemnitee to repay such amount if it shall ultimately be determined that the Indemnitee is not entitled to be indemnified therefor pursuant to the terms of this Article VIII.

Section 6. Remedies in Cases of Determination Not to Indemnify or to Advance Expenses.

(a) In the event that (i) a determination is made that the Indemnitee is not entitled to indemnification hereunder, (ii) advances are not made pursuant to Section 5 of this Article VIII or (iii) payment has not been timely made following a determination of entitlement to indemnification pursuant to Section 4 of this Article VIII, the Indemnitee shall be entitled to seek a final adjudication either through an arbitration proceeding or in an appropriate court of the State of Delaware or any other court of competent jurisdiction of the Indemnitee’s entitlement to such indemnification or advance.

(b) In the event a determination has been made in accordance with the procedures set forth in Section 4 of this Article VIII, in whole or in part, that the Indemnitee is not entitled to indemnification, any judicial proceeding or arbitration referred to in paragraph (a) of this Section 6 shall be de novo and the Indemnitee shall not be prejudiced by reason of any such prior determination that the Indemnitee is not entitled to indemnification, and the Corporation shall bear the burdens of proof specified in Sections 3 and 4 of this Article VIII in such proceeding.

(c) If a determination is made or deemed to have been made pursuant to the terms of Sections 4 or 6 of this Article VIII that the Indemnitee is entitled to indemnification, the Corporation shall be bound by such determination in any judicial proceeding or arbitration in the absence of (i) a misrepresentation of a material fact by the Indemnitee or (ii) a final judicial determination that all or any part of such indemnification is expressly prohibited by law.

(d) To the extent deemed appropriate by the court, interest shall be paid by the Corporation to the Indemnitee at a reasonable interest rate for amounts which the Corporation indemnifies or is obliged to indemnify the Indemnitee for the period commencing with the date on which the Indemnitee requested indemnification (or reimbursement or advancement of expenses) and ending with the date on which such payment is made to the Indemnitee by the Corporation.

Section 7. Rights Non-Exclusive. The indemnification and advancement of expenses provided by, or granted pursuant to, the other Sections of this Article VIII shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any law, by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

Section 8. Insurance. The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power to indemnify such person against such liability under the provisions of this Article VIII.

Section 9. Definition of Corporation. For purposes of this Article VIII, references to “the Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, shall stand in the same position under this Article VIII with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

Section 10. Other Definitions. For purposes of this Article VIII, references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the Corporation” shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Corporation” as referred to in this Article VIII.

Section 11. Survival of Rights. The indemnification and advancement of expenses provided by, or granted pursuant to this Article VIII shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person. No amendment, alteration, rescission or replacement of these Amended and Restated By-Laws or any provision hereof shall be effective as to an Indemnitee with respect to any action taken or omitted by such Indemnitee in Indemnitee’s position with the Corporation or any other entity which the Indemnitee is or was serving at the request of the Corporation prior to such amendment, alteration, rescission or replacement.

Section 12. Indemnification of Employees and Agents of the Corporation. The Corporation may, by action of the Board of Directors from time to time, grant rights to indemnification and advancement of expenses to employees and agents of the Corporation with the same scope and effect as the provisions of this Article VIII with respect to the indemnification of directors and officers of the Corporation.

Section 13. Savings Clause. If this Article VIII or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each person entitled to indemnification under the first paragraph of this Article VIII as to all losses actually and reasonably incurred or suffered by such person and for which indemnification is available to such person pursuant to this Article VIII to the full extent permitted by any applicable portion of this Article VIII that shall not have been invalidated and to the full extent permitted by applicable law.

ARTICLE IX

AMENDMENTS

These Bylaws may be altered, amended or repealed or new Bylaws may be adopted by the stockholders or by the Board of Directors, when such power is conferred upon the Board of Directors by the Certificate of Incorporation, at any regular meeting of the stockholders or of the Board of Directors or at any special meeting of the stockholders or of the Board of Directors if notice of such alteration, amendment, repeal or adoption of new Bylaws be contained in the notice of such special meeting. If the power to adopt, amend or repeal Bylaws is conferred upon the Board of Directors by the Certificate of Incorporation it shall not divest or limit the power of the stockholders to adopt, amend or repeal Bylaws.

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Exhibit C

FORM OF SECTION 4.10 NOTICE

C-1

FINAL VERSION

Form of Section 4.10 Notice

NOTICE OF MERGER

COMMSCOPE, INC.

3.25% SENIOR SUBORDINATED CONVERTIBLE NOTES DUE 2015

NOTICE IS HEREBY GIVEN, pursuant to Section 4.10(c) of the First Supplemental Indenture (the “Supplemental Notes Indenture”), dated as of May 28, 2009, to the Subordinated Indenture, dated as of May 28, 2009, by and between CommScope, Inc. (the “Company”) and U.S. Bank National Association as Trustee, governing the 3.25% Senior Subordinated Convertible Notes due 2015 (the “Notes”) issued by the Company, that the Company has entered into a merger agreement with Cedar I Merger Sub, Inc. (“Merger Sub”), and Cedar I Holding Company, Inc., a Delaware corporation (“Parent”), pursuant to which Merger Sub will merge with and into the Company (the “Merger”). The Merger is expected to occur and become effective on [a date that is no earlier than] [—,] 2010 [and no later than [—,] 2010] (such date, the “Effective Time”). At the Effective Time, holders of record of common stock, par value $0.01 per share, of the Company (a “Common Share” or, collectively, the “Common Shares”) (other than (i) issued and outstanding Common Shares owned by Parent, Merger Sub or any other direct or indirect wholly owned subsidiary of Parent and Common Shares owned by the Company or any direct or indirect wholly owned subsidiary of the Company, and in each case not held on behalf of third parties, and (ii) Common Shares that are owned by stockholders who have perfected and not withdrawn a demand for, or lost their right to, appraisal pursuant to Section 262 of the Delaware General Corporation Law with respect to such Common Shares (the “Dissenting Shares,” and together with the Common Shares referred to in the immediately preceding clause (i), the “Excluded Shares”)) will be entitled to receive $[—] per Common Share in cash upon surrender of certificates formerly representing any of the Common Shares (other than Excluded Shares).

This Notice was not intended or written to be used, and cannot be used, for the purpose of avoiding tax-related penalties under federal, state, or local tax law.

The Issuer and the Trustee shall not be responsible for the selection or use of the CUSIP number, nor is any representation made as to its correctness or accuracy on the Notes or as indicated on any Notice. It is included solely for the convenience of the holders.

CommScope, Inc.

as Issuer

[Date]